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07022201

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Eastmain Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 05 2007

THOMSON FINANCIAL

FILE NO. 82- 04421

FISCAL YEAR 10-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE: 4/4/07

082-04421


EASTMAIN

ARIS
10-31-06

Eastmain Resources Inc. 2006 Annual Report

ER:TSX

www.eastmain.com

Corporate Profile

Eastmain Resources Inc. is a Canadian exploration company listed on The Toronto Stock Exchange, trading under the symbol "ER". The Company is actively exploring for gold and base metal deposits within Ontario and Quebec. The Corporation has partnerships with Xstrata Copper Canada (formerly Falconbridge) and Goldcorp Inc. in order to minimize exploration risk and maximize shareholder value.

Mission Statement

Our mission is to explore and discover low cost, long life ore deposits which can be mined at a profit.

Corporate Highlights

$8.1 Million in cash, $1.4 Million in rebates, no debt

10-year listing on the Toronto Stock Exchange

41.1 Million shares traded in 2006

Goldcorp Inc. increases ownership of ER to 9.95%

Option to purchase Eastmain Gold Mine at C$16/ounce gold

Gold Resources:

565,000 ounces Measured & Indicated (incl. Eastmain Mine acquisition)

680,000 ounces Inferred

5-year Strategic Alliance with Goldcorp Inc. renewed

Base Metals: MegaTEM Joint Venture with Xstrata Copper Canada

Uranium: Thelon Basin claims sold for 508,836 shares of Western Uranium Corp.

Diamonds: Abitibi Extension data exchanged for 340,000 shares of Dianor Resources

Project Highlights

Éléonore South JV formed with Goldcorp Inc. and Azimut Exploration Inc.

10-kilometre-long gold geochemical corridor outlined on Éléonore South JV

Eau Claire gold deposit extended to 880 m depth

20,000 soil geochemical samples & 15,000 line-km of geophysical surveys completed on twelve Quebec Projects in last 18 months (target generative and target definition work)

Five Priority MegaTEM properties scheduled for geophysics and drilling in 2007

Report to Shareholders

We are pleased to present the 2006 Annual Report to shareholders of Eastmain Resources Inc. In November your Company reached a significant milestone as it celebrated its 10-year listing on the Toronto Stock Exchange. We are well-financed, have no debt and hold a commanding project portfolio in one of Canada's newest mining districts. With shares backed by the ownership of two gold deposits and strong indications of discovery potential near Québec's most recent major gold project, Eastmain is positioned to benefit from what we see as a long-term gold bull market. As mining infrastructure in the James Bay district continues to grow Eastmain will benefit from proximity of its key properties to roads, power and mills.

Eastmain shareholders are the beneficiaries of a renewed strategic alliance and a new joint venture with Goldcorp Inc. – one of the world's most profitable and successful gold companies. In April 2006, Goldcorp not only topped up our treasury with $3.4 Million in cash, it also contributed a healthy slice of the future Éléonore mine property to our Azimut C option, to form the new Éléonore South joint venture. Time will tell just how valuable this arrangement will be to Eastmain shareholders however, early-stage exploration indicates that gold also occurs on the claims contributed to the joint venture by Goldcorp.

> *Goldcorp acquires strategic interest in Eastmain (9.95%), extends alliance for 5 years and agrees not to dispose of any securities of ER for a period of 5 years. Goldcorp contributed 65 km^2 of its Éléonore property to the newly formed Éléonore South Joint Venture.*

Our business strategy for the past decade has been to focus on the exploration and discovery of ore deposits within the James Bay region of Québec. We selected this under-explored frontier region because it is endowed with mineral resources within rock units similar to those hosting many of the major mining camps in Canada. Infrastructure across the district is rapidly advancing with Hydro Québec's expansion of power generating facilities. The political regime is secure in Canada, but no where does any jurisdiction offer the financial incentives and the skilled work-force offered by the Province of Québec. Under a pro-mining regime Québec currently provides provincial rebates equal to one-half of all eligible exploration expenditures as an incentive to explore the region!

We believe that our persistence in this new mining district will pay off over the long run. We are encouraged by the results of our exploration programs throughout this region and in particular with recent work completed near the Éléonore property, where Goldcorp is advancing the Roberto Gold deposit towards production. Results from our Éléonore South property are very encouraging and possibly indicative of another Roberto-type gold discovery in the making.

Advanced projects

In 2006 Eastmain drilled its Eau Claire gold deposit, located on the Clearwater property, to search for wider zones at depth. Gold-bearing, quartz-tourmaline veins were intersected at a vertical depth of 880 metres. The program resulted in a positive net increase in the size of the inferred gold resource at Eau Claire. The gold deposit has an indicated resource of one million tonnes of rock grading 9.5 g/t gold, containing 310,000 ounces of gold. Below 300 metres depth there is another 680,000 ounces of inferred resources within three million tonnes of rock grading 6.9 g/t gold. Using a 9.25-gram cut-off, one-half of the total ounces from the Eau Claire deposit (500,000) occur within one million tonnes of rock at a grade of 15 g/t gold. The greatest net asset value (NAV) lies within the near-surface indicated resource which will be accessible by ramp.

We are confident that permitting for the road and bulk sample test at Eau Claire will be approved in 2007. Waste rock sampling has been undertaken in compliance with permitting requirements for the extraction of gold ores. In the meantime, a rising gold price will enhance our investment of C$6 per resource ounce of gold at Eau Claire. The Eau Claire gold deposit provides Eastmain with significant leverage to gold price, while other gold occurrences provide potential for a second discovery elsewhere on the property.

Eastmain has negotiated the right to purchase the Eastmain Gold Mine from Campbell Resources Inc. The Corporation is in the final stages of evaluating the environmental compliance of the Mine property including the underground workings and surface infrastructure facilities. Campbell has accepted a purchase offer equivalent to C$16 per measured and indicated ounce of gold. The future of this project offers significant exploration upside through discovery and added intrinsic value through a rising gold price. The most significant factor affecting the profitability of the project is a future road. There is a favourable consensus between government, industry and the First Nations that a road will be constructed in the foreseeable future.

The measured and indicated gold resources of Eastmain Mine have a Net Smelter Return (NSR) value of $100 Million, based on previous exploitation costs, including mining, milling and transportation and using the current metal prices. The combined assets of the Eastmain Mine and the Eau Claire gold deposit provide your Company with leverage to measured and indicated resources of 565,000 ounces of gold. This resource-based asset value sets Eastmain apart from a multitude of junior exploration companies. As the price of gold increases by $US100 the net asset value (NAV) of Eastmain Resources increases by US$50 Million.

Éléonore/Eastmain District

In addition to our advanced projects the Corporation has 10 other properties in the Eastmain/Éléonore district covering in excess of 1000 km^2. The Roberto sedimentary-hosted gold deposit is the most significant Canadian discovery since the famous 25-million ounce Hemlo gold mine (found in the early 1980's). Although Goldcorp has not yet established the size of Roberto, it has the "credentials" to become a multi-million ounce deposit.

Evidence from 10,000 geochemical samples taken on our Éléonore South JV suggests that there is substantial potential for discovery for another sedimentary-hosted gold deposit on our property. Trenching with the Superhoe in late fall exposed a 16-metre-wide, sub-economic gold zone within the same rock horizon that hosts the Roberto gold deposit. Exploration in 2007 will focus on evaluating mine corridor rocks through prospecting, IP, trenching and diamond drilling. The Superhoe is scheduled to return to the property after spring break-up, to commence systematically excavating geochemical hot spots.

Eastmain has applied a comprehensive target-generating exploration approach to our frontier based projects. Over the past 18 months every property has been flown with a state-of-the-art airborne geophysical system. Every acre of land (~120,000) on every project has been surveyed at 100-metre intervals for a metallic source. Over 20,000 geochemical samples have been collected during the past two field seasons as an additional screen for ore deposits. Sub-economic to highly anomalous levels of gold and base metals have been detected on many of these projects.

The best place to explore and drill is under an existing mine/deposit as at Eau Claire and Eastmain Mine, beside a large discovery as at Éléonore South, and within base and precious metal-bearing mineralized systems which are Mother Nature's ore pathways.

Financials

The Corporation raised $8.7 million in 2006 for the year ended October 31, 2006. Goldcorp Inc. increased its ownership in the Company to 9.95% and agreed not to dispose of any shares for a period of five years. Exploration expenditures for the period ending October 31, 2006 were $4.3 million. The Corporation is entitled to a rebate for 2006 exploration expenditures from the Province of Québec in the amount of $1.4 million.

There were 66.1 million shares issued at year end with a market capitalization of $50 Million. The Corporation has working capital of $8.1 million, with no debt. Previous joint venture agreements have also netted the Company 340,000 shares of Dianor Resources Inc. (a diamond explorer) and 508,836 shares of Western Uranium Corporation Inc. for a combined market value of $1.4 million. 41.4 million shares of Eastmain traded in 2006, up 17.5% in value for the year, exceeding the performance of the S&P/TSX composite index.

The financial statements contained in the annual report were prepared by management in accordance with generally accepted accounting principles. The financial information contained elsewhere in the annual report conforms to the financial statements. The Auditor has the responsibility of auditing the financial statements and giving an opinion on them.

Ten-year Performance

In November of 2006 Eastmain Resources Inc. marked its 10-year anniversary listing on "The Toronto Stock Exchange" now the TSX. Over the past 10 years the Corporation has raised approximately C$30 million, obtained measured and indicated gold resources having an NSR value of approximately US$160 million for cash costs of roughly C$20 per resource ounce, and formed partnerships with some of the largest and most successful base metal and gold producers in the world. During the 10-year period your Company also acquired 100% of the Eau Claire Gold deposit, which has grown from a total resource of 50,000 ounces to its present size, acquired on option to purchase the Eastmain Gold deposit at C$16 per resource ounce and is now on the doorstep of one of the nation's most important mineral discoveries, the Roberto deposit at Éléonore. Over the past two years 65 million shares have changed hands providing enhanced liquidity to a climbing gold market as the Company's assets increase..

Future Outlook

With a minimum exploration budget of $3.5 Million our prospects have never been better. Our exploration focus will remain on the Eastmain/Éléonore area, in particular within the shadow of the future headframe at Roberto. We shall see a shift in 2007 from target generation to target testing on many of our projects in the area.

Congratulations to our technical Director, Professor Richard W. Hutchinson, who was inducted into the Canadian Mining Hall of Fame in 2006 in recognition of his significant contributions to the mining industry.

Thanks are extended to all of our service providers, contractors, advisors and directors for their contributions, and to our shareholders for your support.

Donald J. Robinson, Ph.D., P.Geo
President and CEO
January 16, 2007

EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited financial statements of Eastmain Resources Inc. (the "Company") for the year ended October 31, 2006 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources and exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value, equity market fluctuations and cost and supply of materials.

This management's discussion and analysis is dated January 16, 2007.

Corporate Overview

The Company, incorporated under the laws of Ontario, is engaged in the mining, exploration and development of resource properties, primarily those containing gold, silver, copper, nickel and zinc in Canada.

The Company is primarily focused on gold exploration in the Eastmain/Eléonore area of James Bay, Québec. The Company holds 12 properties covering over 1000 km^2 located in this new mining district, including a 100% interest in the Clearwater Project which hosts a gold resource, referred to as the Eau Claire gold deposit. In March 2006, Goldcorp Inc. ("Goldcorp") finalized the purchase of the Eléonore property including the Roberto gold deposit from Virginia Mines Inc. in exchange for a 2% sliding scale NSR, 19.3 million common shares of Goldcorp, and warrants, pursuant to the transaction valued at approximately US$406 Million (Goldcorp 2006 First Quarter Report). Goldcorp Inc., Eastmain Resources Inc. and Azimut Exploration Inc. subsequently formed a joint venture by combining 65 km^2 of the Eléonore property with the Azimut C claim block now referred to as the Eléonore South Property. Goldcorp also increased its ownership of Eastmain to 9.95% and extended a strategic alliance for five years. In May 2006, the Company signed a letter of Intent to acquire 100% interest in the Eastmain gold deposit which also hosts a gold resource of 255,700 ounces (measured and indicated).

The Company has formed joint venture partnerships or strategic alliances with a number of mining companies including Falconbridge Limited (the "Falconbridge Joint Venture") and Goldcorp to capitalize on their technical, financial and marketing capabilities. The Company holds a 67% interest in a district-scale exploration project in joint venture with Falconbridge Limited (now Xstrata Copper Canada Inc.). The joint venture is designed to locate base metal deposits (copper, nickel and zinc) within trucking distance of Falconbridge's existing smelters, utilizing proprietary geophysical technology.

Commencing with the fiscal year starting August 1, 2003, the Company changed its fiscal year-end from July 31 to October 31.

Overall Performance

The Company's total assets of $25,813,459 as at October 31, 2006 have increased from the $18,240,529 reported as at October 31, 2005. This change is largely due to investment in exploration properties and an increase in the Company's treasury position. As at October 31, 2006 the Company's current assets balance comprised of cash, cash equivalents, short-term investments, pre-paid expenses and sundry receivables totalling $8,179,073 compared to $3,371,725 as at October 31, 2005.

As a mineral exploration company, the Company relies on equity financing and government incentives to finance its operations. For the year ended October 31, 2006 the Company raised $8,237,846 in cash from issues of share capital net of issue costs. A private placement with Goldcorp Inc. raised gross proceeds of $3,400,000 through the issuance of 2,000,000 common shares with 1,000,000 common share purchase warrants attached and 2,000,000 flow-through common shares with 1,000,000 flow-through common share purchase warrants attached. Two private placements raised gross proceeds of $5,240,600 through the issuance of 8,450,000 common shares with 4,225,000 common share purchase warrants attached and 1,813,526 flow-through common shares with 906,763 common share purchase warrants attached. During the year ended October 31, 2005, the Company completed a private placement to raise gross proceeds of $3,010,000 through the issuance of 4,300,000 flow-through common shares with 2,150,000 common share purchase warrants attached. In addition, proceeds of $225,000 were realized upon the exercise of 500,000 share purchase warrants.

During the year ended October 31, 2004, ("fiscal 2004") the Company purchased the remaining interest of SOQUEM Inc. ("SOQUEM") in the Clearwater Project for $1,000,000 cash in two tranches, 500,000 common shares and 500,000 share purchase warrants, each share purchase warrant entitling the holder thereof to purchase one common share at an exercise price of $1.50 per share if exercised within 12 months and $2.00 per share if exercised within 24 months. (The warrants expired without being exercised.) The Company made the first cash payment of $500,000 and issued the 500,000 common shares and share purchase warrants to SOQUEM in 2004. A final cash payment of $500,000 was paid in September 2005 to finalize the acquisition of the Clearwater Project. As a result, the Company now holds 100% interest in the Clearwater Project subject to a 2% Net Smelter Return Royalty ("NSR"), in favour of SOQUEM. The cash component of this acquisition made during fiscal 2005 was offset by $427,655 in tax rebates received. During the fiscal year, the Company received government assistance of $1,781,037. $156,074 in mining duty rebates from the Province of Québec during the fourth quarter ended October 31, 2006. During the second quarter ended April 30, 2006, the Company received exploration incentives and mining duty rebates in the amount of $1,585,500 from the Province of Québec and $39,463 in HRDC assistance. An estimated $1,400,000 of tax rebates and mining duties are still owed to the Company by the Province of Québec in respect of claims filed up to October 31, 2006 ($1,900,000 as at October 31, 2005).

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing when proceeds are used for the purpose of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. The market price of gold fell from above US$350 per ounce for most of the 1990's to US$260 per ounce in 2001. Since that time gold has risen steadily to the present time reaching new highs exceeding US$600 per ounce. Increased gold prices in the last several years have encouraged the Company to engage in more active exploration and acquisition activities. Market conditions have also been influenced positively by Goldcorp's acquisition of the project in the Eastmain/Opinaca district. Apart from these factors, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

Results of Operations

Interest and dividend income is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. Interest and dividend income was $94,110 for the quarter ended October 31, 2006 ($40,422 for the fourth quarter 2005) and $244,879 for the year ended October 31, 2006 ($117,900 for the year ended October 31, 2005). The increase is largely due to a year over year increase of $4.8 million in the company's treasury position. As well, more favourable short-term interest rates on deposits prevailed throughout the year ended October 31, 2006 as compared to the same period last year.

Net loss for the year ended October 31, 2006 was $516,437 compared to a net loss of $462,743, for the year ended October 31, 2005, a net loss of $626,622 for the fourth quarter ($578,661 for the fourth quarter 2005). During the quarter ended October 31, 2006, deferred exploration expenditures of $598,655 were written off compared to write-offs of $443,549 for the fourth quarter ended October 31, 2005. During the Year ended October 31, 2006 net income included $696,574 from the exchange of prospecting permits and mineral claims covering approximately 486,000 acres in the Thelon Basin of Nunavut and the Northwest Territories having a book value of $66,680. This represented the Company's 50% ownership in Ruby Hill Exploration Inc., which was exchanged for 508,836 shares in Western Uranium Corporation (WUC: TSX-V) valued at $763,254 ($1.50 per share) at the date of the exchange. The shares of Western Uranium Corporation were subject to a hold period of four months, which expired in October 2006. The Company has sufficient corporate income tax loss carry-forwards to absorb any income taxes which might arise from this transaction. Net income for the year ended October 31, 2006 included a recovery of future income taxes of $366,725. Income for the quarter ended October 31, 2006 was reduced by the exclusion of $720,000 in recovery of future tax liabilities associated with the issue of flow-through shares arising from the Goldcorp placement since the date of renunciation of resource expenditures in favour of flow-through share investors was subsequent to the October 31, 2006 year-end. For the year ended October 31, 2005, a non-cash expenditure of $35,950 for the fourth quarter, $696,574 for the year, was recognized as being the Black-Scholes value of the stock options issued as director, officer and employee compensation. During the year ended October 31, 2005, income of $1,083,600 was recognized from the recovery of future tax liabilities associated with the issue of flow-through shares and a non-cash expenditure of $228,750 was recognized as being the Black-Scholes value of the stock options issued as director, officer and employee compensation.

Accounting policies regarding the recognition of costs related to stock option compensation and value of future tax liabilities arising from the issue of flow-through shares were adopted prospectively beginning with the fiscal year ended October 31, 2004.

For a description of the proposed future activities of the Company, see "Future Outlook" below.

Summary of Quarterly Information

	Quarter ended 10/31/2006	Quarter ended 07/31/2006	Quarter ended 04/30/2006	Quarter ended 01/31/2006
Revenue	$ 93,911	$ 71,835	$ 49,989	$ 29,144
Net Income (loss)	$(1,355,454)	$1,165,049	$(119,508)	$(206,524)
Per share basic	$(0.0229)	$0.0200	$(0.0020)	$(0.0038)
Per share diluted	$(0.0229)	$0.0164	$(0.0020)	$(0.0038)

	Quarter ended 10/31/2005	Quarter ended 07/31/2005	Quarter ended 04/30/2005	Quarter ended 01/31/2005
Revenue	$ 40,442	$ 40,019	$ 17,459	$ 19,980
Net Income (loss)	$(563,397)	$(93,489)	$702,445	$(508,302)
Per share basic	$(0.0113)	$(0.0019)	$0.0100	$(0.0108)
Per share diluted	$(0.0113)	$(0.0019)	$0.0100	$(0.0108)

The increase in General and Administration expenses reflects higher expenditures on business development, promotion and related travel costs. During the year ended October 31, 2006, G&A expenditures were $146,813 (29.1%) higher than the year ended October 31, 2005. G&A expenses for the year ended October 31, 2005 were $32,634 (6.9%) higher than the 15 month period ended October 31, 2004.The increase in business development, promotion and travel for the year ended October 31, 2006 over the year ended October 31, 2005 was $147,613. Business development, promotion and travel expenses decreased $24,236 (- 23.7%) for the year ended October 31, 2005 compared to the 15 months ended October 31, 2004. The increase in 2006 was the result of a more aggressive marketing program.

In accordance with generally accepted accounting principles, some significantly large, non-cash, income and expense items are recorded through the Company's financial statements. During the year ended October 31, 2006, in accordance with the Canadian Institute of Chartered Accountants "CICA" guidelines, $366,725 of future income tax recoveries was recorded as income. $720,000 arising from the June 2006 issue of flow-through shares to Goldcorp is being deferred to the first quarter of the next fiscal year when the renunciation of expenditures for tax purposes will take place. $1,083,600 of future income tax recoveries was recorded as income during the year ended October 31, 2005. The accounting standard reporting recommendation regarding the income component of flow through shares introduced in March 2004 was implemented during fiscal 2004 on a prospective basis. Under the recommendation, a part of the equity raised from flow-through shares is apportioned to current income, based on an estimate of the value of future income tax recoveries otherwise available to the Company that are being transferred to the shareholder.

Deferred Mining Property Costs and Exploration Expenditures

The Company's activities involve the exploration and development of gold and base metals on its properties in Ontario, Québec and New Brunswick. Gross exploration expenditures are as follows:

Project Expenditures by Quarter (in thousands of dollars)								
Project	**Quarter ended 10/31/2006**		**Quarter ended 07/31/2006**		**Quarter ended 04/30/2006**		**Quarter ended 01/31/2006**	
	$	%	**$**	%	**$**	%	**$**	%
Clearwater	**162**	7	**401**	36	**498**	65	**44**	15
Falconbridge JV	**8**	0	**20**	2	**31**	4	**57**	19
Azimut C & D	**116**	5	**236**	21	**73**	10	**26**	9
Eléonore South	**1,126**	48	**371**	34	**0**	0	**0**	0
Ruby Hill	**0**	0	**12**	1	**95**	13	**59**	20
Reserve Creek	**0**	0	**1**	0	**2**	0	**5**	1
Other	**928**	40	**66**	6	**64**	8	**109**	36
	2,340	100	**1,107**	100	**763**	100	**300**	100
	Quarter ended 10/31/2005		**Quarter ended 07/31/2005**		**Quarter ended 04/30/2005**		**Quarter ended 1/31/2005**	
	$	%	**$**	%	**$**	%	**$**	%
Clearwater	**801**	9	**109**	9	**91**	13	**1,542**	61
Falconbridge JV	**486**	32	**381**	32	**262**	38	**916**	36
Azimut C & D	**663**	31	**368**	31	**0**	0	**0**	0
Ruby Hill	**177**	16	**186**	16	**0**	0	**0**	0
Reserve Creek	**8**	0	**5**	0	**149**	22	**95**	4
Other	**293**	12	**137**	12	**189**	27	**(27)**	(1)
	2,428	100	**1,186**	100	**691**	100	**2,526**	100

a) Clearwater

The Company's most significant and advanced property is the Clearwater Project. The Company acquired an option to earn SOQUEM's remaining ownership of the Clearwater Project during fiscal 2004 in exchange for cash and securities as described above, giving it 100% ownership of the Clearwater Project, subject to a 2% NSR. The current focus is to acquire permitting for road access and a bulk sample test and to explore for a second deposit on the property. Upon approval of government permitting the Company proposes to complete a bulk sample in order to determine the preliminary mining and economic parameters of the Eau Claire gold deposit. As a result of Virginia Gold Mines' discovery of the Roberto gold deposit at Eléonore, the Company initiated an extensive gold exploration program on a number of properties in the Eléonore area. Deferred exploration expenditures on the Company's Québec projects are subject to approximately 53.75% mining duty and provincial refund to the Company.

b) Falconbridge Joint Venture

Results from the Falconbridge Joint Venture MegaTEM airborne survey prompted the Company and Falconbridge to acquire over 1,000 mineral claims in Ontario and Québec. Expenditures to date have funded 14,500 line-kilometres of airborne geophysical surveys, generating many untested targets. The MegaTEM airborne geophysical system is designed to detect volcanic massive sulphide (VMS) copper-zinc-silver deposits, nickel-copper-platinum group element deposits and some gold ore deposits within covered terrain. A $1,464,649 follow-up diamond drill program tested 35 priority targets in 2005. A $500,000 diamond drill program is proposed for the winter/spring of 2007 to test high priority gold and base metal targets.

c) Azimut Blocks C & D

In April 2006 Eastmain, Azimut and Goldcorp formed a 3-Way joint venture by combining the Azimut C Block with 65 km^2 of the Eléonore Property. Simultaneously with the joint venture agreement, Goldcorp also increased its ownership of Eastmain to 9.95% and renewed its strategic alliance with the Company for five years. A very significant, 10 kilometre-long gold-corridor has been outlined on the Eléonore South property from over 10,000 surface geochemical samples collected. Recent trenching and channel sampling in the late fall of 2006 also outlined sub-economic to anomalous gold in a Roberto-type setting. Eastmain, Goldcorp and Azimut recognize Roberto as a major gold discovery that may lead to the establishment of a significant mining camp.

d) Eléonore South

Work on the Company's holdings throughout the Eastmain/Eléonore region has included extensive surface prospecting, 20,000 geochemical samples and 15,000 line-kilometres of geophysical surveys over the past two field seasons. Many priority targets have been generated through this comprehensive program and these will be systematically tested.

e) Ruby Hill

In February 2006 the Company acquired an undivided 50% interest in Ruby Hill Exploration Inc. ("Ruby Hill Expl.") in exchange for Eastmain's 50% interest in the Thelon Basin Uranium property on February 8, 2006 in consideration for 150,000 Eastmain Resources Inc. common shares. The common shares of Eastmain and the Ruby Hill 2.5% Net Smelter Return Royalty held by Ruby Hill Exploration Inc. were assigned to the original five Ruby Hill syndicate members.

In June 2006, the Company exchanged its 50% ownership in Ruby Hill Exploration Inc. representing prospecting permits and mineral claims covering approximately 486,000 acres in the Thelon Basin of Nunavut and the Northwest Territories having a book value of $66,680 was exchanged for 508,836 common shares of Western Uranium Corporation (WUC: TSX-V) valued at $1.50 at the date of the transaction.

In May 2006, the Company completed a letter of intent to purchase the Eastmain Mine in exchange for payment to Campbell Resources Inc. $2.5 million cash, two million common shares and one million common share purchase warrants. Campbell shall retain a 2% Net Smelter Return Royalty ("NSR") on the Mine Property. Eastmain will have the option to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold. This transaction is subject to regulatory approvals and completion of a definitive agreement.

The combined Ruby Hill and Eastmain Mine properties represent a very attractive project portfolio including a measured and indicated resource of gold with ramp access and two levels of underground development, surface facilities including an air strip and a highly prospective deposit-scale and district-scale land package. Preliminary estimates indicate that based on current metal prices and costs incurred from previous exploitation, the Eastmain gold deposit has a Net Smelter Return Value of approximately US$80 million.

f) Reserve Creek

Exploration at Reserve Creek, Ontario in fiscal 2004 and fiscal 2005 included geological and geophysical surveys covering known gold zones and their lateral extensions. The Company has suspended work indefinitely on the property until the vendor can demonstrate unrestricted beneficial ownership of the property and unequivocal certainty that mining operations will be permitted without restriction as defined in the Letter Agreement. Since resolution of the ownership issue seems unlikely in the foreseeable future, the deferred expenditures related to this project have been written off.

The cost of exploration and development is recorded on a property by property basis and deferred in the Company's accounts, pending recovery based on the discovery and/or extraction of economically recoverable reserves. When it is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has adopted a policy whereby the deferred exploration expenditures on a given property shall be reduced as the banked provincial assessment credit of the property declines. The determination of property write-downs, if required, is usually performed at the fiscal year-end.

Liquidity and Capital Resources

During fiscal 2006, the Company raised proceeds to date of $8.2 million in common share issue financing activities net of issue costs ($3.1 million in 2005) and received $1.8 million in government assistance ($0.4 million in 2005). During this same period the Company invested $4.4 million on acquisitions and exploration of mineral resource properties ($5.1 million in 2005), improved (reduced) its treasury position by $4.7 million ($1.0) million in 2005) and funded operating activities of $0.9 million ($0.5 million in 2005). As at October 31, 2006 cash, cash equivalents and short-term investments, pre-paid expenses and sundry receivables on hand totalled $8.1 million ($3.7million in 2005). Current liabilities were $1.3 million ($1.6 million in 2005) and the Company has no long-term debt. Accordingly, as the Company's base operating costs are approximately $50,000 per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the foreseeable future.

During the current fiscal year, the Company has successfully undertaken three private placement financings and it may contemplate other placements if it believes that market conditions are appropriate.

During fiscal 2005, the Company completed a private placement issue of 4,300,000 flow-through units at $0.70 to raise gross proceeds of $3,010,000. Each unit consisted of one common share and one-half of one common share-purchase warrant. Each full share-purchase warrant was exercisable to acquire one common share at a price of $0.85 until December 30, 2005. These warrants expired unexercised. The funds generated from that issue of shares were deployed primarily in the exploration and development of the Falconbridge Joint Venture and Québec exploration properties.

Since the properties held by the Company do not currently generate any operating income, the Company is reliant on equity markets over the long term to raise capital to fund its exploration activity. In the past the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Cash on hand, for future exploration costs, is invested in term deposits, bonds and certificates of deposit with maturities matching the Company's cash flow requirements which, in management's opinion yields the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors.

Short-term investments are subject to changes in valuation depending on market fluctuations at the date of reporting. If required, a provision for valuation losses is reported in the operating results. During the year ended October 31, 2006 the Company realized a loss on the disposal of short-term investments in the amount of $13,986 (a gain of $14,821 in 2005). As at October 31, 2006, the Company has a net unrealized gain on short-term investments of $161,276.

For tax year-ends after December 31, 2005, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire. (Ten years for losses in tax years ending prior to December 31, 2005 and seven years for losses in tax years ending prior to March 22, 2004). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its mineral exploration nature, generates non-capital tax losses which are not recognized on the income statement because, at this point in time, it is not certain that they will be used to offset tax liabilities within their carry-forward life. Canadian tax legislation allows an enterprise to issue securities to investors whereby the deductions for tax purposes relating to resource expenditures may be claimed by the investors and not by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146 issued by the Emerging Issues Committee (EIC-146) regarding generally accepted accounting principles (GAAP) for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company has recorded a future income tax recovery in fiscal 2006 of $366,725 in connection with the issue of flow-through shares in December 2005. Last year, the Company had recorded income tax recoveries of $1,083,600 associated with the issue of 4,300,000 flow-through shares in January 2005.

During the year ended October 31, 2006, 7,741,995 share purchase warrants were outstanding with an average exercise price of $0.75 (2,421,285 share purchase warrants with an average exercise price of $0.85 in 2005) and 2,421,285 share purchase warrants (6,733,095 share purchase warrants expired without being exercised in 2005). 1,000,000 common share purchase warrants and 1,000,000 flow-through common share purchase warrants were issued in connection with the issue of 4,000,000 common shares in July 2006. An additional 5,741,995 share purchase warrants were issued in connection with share capital financing activities that took place in December 2005 and January 2006. As at October 31, 2006, 7,741,995 share purchase warrants remain outstanding with an average exercise price of $0.75 which, if exercised, would result in proceeds of $5,782,296 to the Company (2,921,285 share purchase warrants were outstanding at October 31, 2005).

For the year ended October 31, 2006, 1,250,000 common share stock options were issued as director, officer and employee compensation, 150,000 stock options were exercised generating proceeds of $56,250 and 150,000 options expired without being exercised. For the year ended October 31, 2005, 1,750,000 stock options were issued as director, officer and employee compensation, 325,000 stock options were exercised generating proceeds of $117,000 and 225,000 options expired without being exercised. As at October 31, 2006, 3,500,000 options were outstanding with an average exercise price of $0.58, which if exercised, would result in proceeds of $2,047,250 to the Company (2,575,000 options were outstanding with an average exercise price of $0.54). During the quarter ended October 31, 2006, 125,000, stock options were issued with an average exercise price of $0.70 and no options were exercised or expired.

During the year ended October 31, 2006, the Company received $1,741,574 in resource credits from the Province of Québec and a further estimated $1,400,000 in resource credits is receivable from the Province of Québec for claims filed up to October 31, 2006. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec, subject to verification and adjustment by the Québec Ministry of Natural Resources. The Ministry is experiencing delays in processing claims and since no confirmation of the amount outstanding of the Company's refund has as yet been received, the estimated refund outstanding has not been recognized as income in the Company's financial statements.

During the year ended October 31, 2006, 100,000 shares valued at $65,500 were issued in exchange for mining claims (215,000 shares issued were valued at $125,900 in 2005). 80,000 shares valued at $68,000 were received in exchange for deferred exploration data in 2006 (80,000 shares received were valued at $67,200 in 2005).

Transactions with Related Parties

Related party transactions include $12,500 per month salary paid to the President of the Company. Consulting fees of $425 per day are paid to a service provider of the Company.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of January 16, 2007, there are 66,099,418 common shares outstanding. In addition, as of January 16, 2007, 3,750,000 common share purchase options are outstanding, and 6,708,000 share purchase warrants are outstanding.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders' equity; stock based compensation; total expenses; loss for the period before extraordinary items; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on the stock-based compensation and hence results of operations. The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity-price risk, operating risk, ownership and political risk and currency risk, as well as environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is uncertain.

Change in Accounting Policy

The CICA Handbook Section 3870, stock-based compensation and other stock-based payments, requires that compensation of option awards to employees be recognized in financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new option awards granted on or after August 1, 2003.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and cash-equivalent portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. The investments are recorded at the lower of cost or market value.

Future Outlook

The Company is focusing its efforts on exploring for gold and base metal deposits in Eastern Canada, with an emphasis on the Eastmain/Eleonore region of Northern Québec. The Company anticipates receiving approval of permit applications for the road and a bulk-mining sample for the Eau Claire gold deposit at Clearwater in 2007. We also foresee completing the acquisition of the Eastmain Mine property in 2007, adding a second advanced project containing measured and indicated resources to our gold inventory. The Corporation has a significant positive leverage to the price of gold through its in-situ resource ounces.

The Eastmain/Eleonore projects add significant growth potential for our shareholders. Although Eleonore South is still in its early stages of exploration, the possibility of adding a third gold deposit to the Company's inventory is good. We will continue with an aggressive exploration program in northern Quebec where provincial incentives have substantially reduced our costs.

The MegaTEM project represents a unique opportunity for discovery within a proven mining region utilizing state-of-the-art survey data exclusively owned by the JV partnership. The program in 2007 will include deep EM geophysics on six priority areas followed by drilling each target.

Exploration and development expenditures for fiscal 2007 are forecast to be approximately $0.5 M for Ontario and $3.0 M for Québec.

Subsequent events

a) On December 28, 2006 the Corporation completed an offering to management and directors exclusively, consisting of 135,000 flow-through shares at $1.00 per unit for aggregate proceeds of $135,000. The shares are subject to a hold period of four months.

b) 523,214 warrants of the Corporation were exercised at $0.65 for aggregate proceeds of $340,089 on December 12, 2006.

c) The Company has completed a letter of intent to purchase the Eastmain Mine in exchange for payment to Campbell Resources Inc. of $2.5 million cash, two million common shares and one million common share purchase warrants. Campbell shall retain a 2% Net Smelter Return Royalty ("NSR") on the Mine Property. Eastmain will have the option to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold. This transaction is subject to regulatory approvals and completion of a definitive agreement.

d) In accordance with income tax legislation, the Company renounced $2,135,000 in resource expenditure tax deductions on December 31, 2006 for activities funded by flow-through share arrangements as described in note 2i. The transaction will result in an income tax recovery and an offsetting reduction of share capital of $770.949 in the first quarter of 2006-2007.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2004 Exploration Activities for Eastmain Resources Inc." dated December 30, 2005 which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Disclosure Controls

The Company's Chief Executive Officer and the Corporate Secretary are responsible for establishing and maintaining the Company's disclosure controls and procedures. These disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory authorities is recorded and disclosed on a timely basis, as required by law. The Company's Chief Executive Officer and the Corporate Secretary are satisfied that these controls and procedures are operating effectively.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

In preparing the financial statements, great care is taken to use appropriate generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Company's audited financial statements.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. Given the small size of the Company, a true segregation of duties is impossible to achieve. The Company believes that its policies and procedures provide the best controls achievable under the constraints described above.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, management's discussion and analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

Stern & Lovrics LLP

Chartered Accountants

Samuel V. Stern, BA, CA

George G. Lovrics, BComm, CA, CPA (Illinois)

Nazli Dewji, BA, CMA

AUDITORS' REPORT

To the shareholders of
Eastmain Resources Inc.

We have audited the balance sheets of Eastmain Resources Inc. as at October 31, 2006 and October 31, 2005 and the statements of loss and deficit and cash flows for years ended October 31, 2006, October 31, 2005 and the fifteen-month period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and October 31, 2005 and the results of its operations and its cash flows for the years ended October 31, 2006, October 31, 2005 and the fifteen-month period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
January 11, 2007

Stern & Lovrics LLP
Chartered Accountants

Comments by Auditors on United States of America – Canada Reporting Difference

The United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to these financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted accounting standards, our report to the shareholders dated January 11, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Toronto, Ontario
January 11, 2007

Stern & Lovrics LLP
Chartered Accountants

EASTMAIN RESOURCES INC.

BALANCE SHEETS

AS AT OCTOBER 31, 2006, AND OCTOBER 31, 2005

	October 31, 2006	October 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 4,003,148	$ 443,517
Short-term investments (Note 4)	3,848,507	2,634,260
Prepaid and sundry receivables	327,418	293,947
	8,179,073	3,371,724
Investments (Note 5)	910,454	79,200
Equipment (Note 6)	114,012	101,003
Mining properties and deferred exploration expenditures (Note 7)	16,609,920	14,688,602
	$ 25,813,459	$ 18,240,529
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 1,320,926	$ 1,629,680
Shareholders' equity		
Capital stock		
Authorized -		
Unlimited common shares		
Issued		
Common shares (Note 8)	26,985,580	20,106,316
Warrants (Note 10)	1,074,382	213,462
Contributed Surplus (Note 11)	3,350,728	2,692,791
Deficit	(6,918,157)	(6,401,720)
	24,492,533	16,610,849
	$ 25,813,459	$ 18,240,529

APPROVED ON BEHALF OF THE BOARD

"Signed"

Donald J. Robinson – Director

"Signed"

James L. Bezeau - Chief Financial Officer

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED OCTOBER 31, 2006, 2005 AND 2004

	12 Months October 31, 2006	12 Months October 31, 2005	15 Months October 31, 2004
Revenue			
Interest and dividends	$ 244,879	$ 117,900	$ $ 143,457
	244,879	117,900	143,457
Expenses			
Amortization	37,237	25,652	35,153
Gain on disposal of claims	(696,574)	-	-
General and administration	651,797	504,984	472,350
Loss (gain) on investments	13,986	(14,821)	(121,588)
Professional fees	61,440	45,529	62,337
Stock option compensation (Note 9)	461,500	659,350	266,300
Write down in deferred exploration expenditures	598,655	443,549	1,875,849
	1,128,041	1,664,243	2,590,401
Loss for the period before the following	(883,162)	(1,546,343)	(2,446,944)
Gain on future income tax recovery	366,725	1,083,600	677,000
NET LOSS FOR THE PERIOD	(516,437)	(462,743)	(1,769,944)
DEFICIT, beginning of period	(6,401,720)	(5,938,977)	(4,169,033)
DEFICIT, end of period	$ (6,918,157)	$ (6,401,720)	$ (5,938,977)
BASIC LOSS PER SHARE	$ (0.009)	$ (0.009)	$ (0.042)
DILUTED LOSS PER SHARE	$ (0.009)	$ (0.009)	$ (0.042)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	59,754,728	49,937,157	42,250,827

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED OCTOBER 31, 2006, 2005 AND 2004

	12 Months October 31, 2006	12 Months October 31, 2005	15 Months October 31, 2004
Cash Provided by (used in)			
OPERATING ACTIVITIES			
Loss for the period	$ (516,437)	$ (462,743)	$ (1,769,944)
Adjustments not affecting cash:			
Amortization	37,237	25,652	35,153
Gain on disposal of mining claims (Note 7)	(696,574)	-	-
Loss (gain) on sale of investments	13,986	(14,821)	(121,588)
Stock option compensation (Note 9)	461,500	659,350	266,300
Write-down of mining properties and deferred exploration expenditures	598,655	443,549	1,875,849
Future income tax recovery (Note 8)	(366,725)	(1,083,600)	(677,000)
Change in non-cash working capital items	(342,225)	915,412	282,786
	(810,583)	482,799	(108,444)
FINANCING ACTIVITIES			
Issue of common shares, net of costs	8,237,846	3,170,470	6,485,126
	8,237,846	3,170,470	6,485,126
INVESTING ACTIVITIES			
Purchase of equipment	(50,246)	(62,081)	-
Mining properties and deferred exploration expenditures	(4,370,190)	(5,040,145)	(4,702,785)
Government grants received	1,781,037	427,655	760,303
Purchase of short-tem securities	(3,998,856)	(2,163,491)	(756,645)
Net proceeds and redemptions from the sale of short-term investments	2,770,623	1,099,500	170,713
	(3,867,632)	(5,738,562)	(4,528,414)
Change in cash and cash equivalents	3,559,631	(2,085,293)	1,848,268
Cash and cash equivalents, beginning of period	443,517	2,528,810	680,542
Cash and cash equivalents, end of period	$ 4,003,148	$ 443,517	$ 2,528,810

SUPPLEMENTARY INFORMATION (Note 11)

The attached notes form an integral part of these financial statements.

1. THE COMPANY

Eastmain Resources Inc. (the "Company" or "Eastmain") is a publicly held company, engaged in the mining, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange.

The Company's principal assets are the properties as listed in Note 7.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements:

a) Mining Properties and Deferred Exploration

The Company is in the exploration stage of operations. Exploration expenditures relating to mining properties in which an interest is retained are deferred. It is the intention that the acquisition costs and related deferred exploration expenditures would be amortized against net earnings from future mining operations. Acquisition costs and related deferred expenditures are written off if an entire group of mining claims have been disproved or abandoned. General operating expenses are written off in the year in which they are incurred. The recovery of amounts shown for mineral properties and related deferred exploration costs is dependent on the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete the development of its business interests and upon future profitable operations.

Although the Company has taken steps to verify title to mineral property interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

The amounts shown for mineral properties represent costs incurred to date less write-downs and are not intended to reflect present or future values. Government assistance and mining duty credits are applied against the deferred exploration expenses. Option payments received are applied against the mineral properties or accounted for in the operations if the property has already been written off or if the proceed is in excess of the deferred acquisition cost.

Management reviews each Company property interest on a regular basis to assess whether the property merits further exploration and development expenditure and whether the carrying value of the property is greater than the future expected return from the property. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates and closeness to other known operations when making decisions on impairment.

b) Future Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue its business.

c) Amortization

Amortization on the Company's equipment is provided for at 30% per annum on a declining balance basis.

d) Cash and Cash Equivalents

Cash includes cash and cash equivalents. Cash equivalents include highly liquid money market funds that are valued at cost plus accrued interest. The carrying amounts approximate the fair market value as they have maturities at the date of purchase of less than one year.

e) Short-term Investments

Short-term investments consisting principally of interest bearing investments having a maturity date in excess of one year are carried at the lower of cost and market value. The market value of these securities at year-end approximated their cost.

f) Joint Ventures

The Company conducts some of its exploration activities on a joint-venture basis. These financial statements reflect only the expenditures made by the Company for its proportionate interest in such joint ventures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Stock-based Compensation

The Company has in effect a Stock Option Plan which is described in Note 9 and which is accounted for using the recommendations issued by the Canadian Institute of Chartered Accountants "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870") In accordance with CICA 3870, the Company calculates compensation expense for issuances to employees, directors and consultants on the date of grant using a fair value-based method for options granted.

h) Use of Estimates

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on additional information and the occurrence of future events.

i) Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining properties and deferred exploration expenditures. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

j) Loss per Share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding, used for the calculation of diluted loss per share, assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

k) Income and Resource Taxes

Income and resource taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance against any portion of future income tax assets that it believes will, more likely than not, fail to be realized.

l) Exploration Tax Credits

i) Mining duty credits

The Company is entitled to refundable mining duty credits on exploration expenditures incurred in Québec. The refundable mining duty credit may reach 15% of qualified charges. These credits are applied against the costs incurred when they are actually received.

ii) Tax credits for resource expenditures

Furthermore, the Company is entitled to refundable tax credits for mining sector companies on eligible expenditures incurred in Québec after March 31, 2001. The refundable tax credit may reach 38.75% of qualified charges incurred after March 30, 2004. These credits are applied against the costs incurred when they are actually received.

m) Asset Retirement Obligations

During the course of acquiring and exploring potential mining properties, the Company must comply with the government regulated environmental evaluation, updating and reclamation requirements. The costs of complying with these requirements are capitalized as incurred. The carrying value will be amortized over the life of the related assets on a unit-of-production basis and the related liabilities are accreted to the original asset value estimate. Asset retirement obligations, if any, cannot be determined at this time and no amount has been recorded in these financial statements.The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation. Such charges will be reflected in the accounts of the Company as they arise.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n) Comparative Figures

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

In addition, during 2004 the Company changed its year-end from July 31, to October 31. Accordingly the 2004 financial statements included fifteen months of operation to October 31, 2004 and were previously compared to figures for the twelve months ended July 31, 2003.

3. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are initially recorded at historical cost. The fair values of financial assets and liabilities approximate their recorded amounts because of the short period to receipt or payment of cash.

4. SHORT-TERM INVESTMENTS

Bonds and other securities are recorded at cost and bear interest at annual rates ranging from 3.25% to 6.15%, maturing between February 2, 2007 and January 9, 2012. Quoted market value of $ 4,078,675 ($ 2,876,034 in 2005).

5. INVESTMENTS

Investments in public companies are recorded at cost. The quoted market value for these investments as at October 31, 2006 was $1,071,730 ($101,400 in 2005). The investments consist of shares in Dianor Resources Inc. which were acquired in exchange for geological data (Note 7), shares of Threegold Resources Inc. received as a dividend from Dianor Resources Inc. and shares in Western Uranium Corporation received in exchange for prospecting permits and mineral claims (Note 7).

6. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	Net Book Value October 31, 2006	Net Book Value October 31, 2005
Computer equipment	$ 29,146	$ 15,935	$ 13,211	$ 16,327
Field equipment	203,125	102,324	100,801	84,676
	$ 232,271	$ 118,259	$ 114,012	$ 101,003

7. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

As at October 31, 2006 the Company has outstanding Mining Duties and Refundable Tax Credits from Resources Québec and Revenue Québec in respect to claims filed up to October 31, 2006 amounting to approximately $1,400,000 ($1,900,000 - October 31, 2005, $900,000 - October 31, 2004). As the Company has not received confirmation of these refunds, these amounts have not been reflected in these financial statements.

7. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The mining properties and deferred exploration expenditures are recorded at cost and are comprised as follows:

STATEMENT OF MINING AND DEFERRED EXPLORATION EXPENDITURES

FOR THE YEAR ENDED OCTOBER 31, 2006

Project	Balance October 31, 2005	Net Expenditures	Government Grants	Write Down & Recoveries	Balance October 31, 2006
	$	$	$	$	$
Clearwater	6,822,379	1,105,200	(1,761,647)	-	6,165,932
Falconbridge JV	3,284,686	115,771	-	-	3,400,457
Azimut Blocks C & D	1,125,218	450,806	-	-	1,576,024
Eléonore South	-	1,496,713	-	-	1,496,713
Ruby Hill	409,029	164,127	-	-	573,156
Québec Projects	1,475,356	1,115,790	(19,390)	(75,000)	2,496,756
New Brunswick Projects	850,194	26,800	-	-	876,994
Ontario Projects	21,763	2,125	-	-	23,888
Reserve Creek	613,642	8,242	-	(621,884)	-
Other Projects	86,335	24,851	-	(111,186)	-
	$ 14,688,602	$ 4,510,425	$ (1,781,037)	$ (808,070)	$ 16,609,920

FOR THE YEAR ENDED OCTOBER 31, 2005

Project	Balance October 31, 2004	Net Expenditures	Government Grants	Write Down & Recoveries	Balance October 31, 2005
	$	$	$	$	$
Clearwater	6,032,041	1,217,993	(427,655)	-	6,822,379
Falconbridge JV	1,820,037	1,464,649	-	-	3,284,686
Azimut Blocks C & D	-	1,125,218	-	-	1,125,218
Ruby Hill	-	409,029	-	-	409,029
Québec Projects	968,387	501,406	-	5,563	1,475,356
New Brunswick Projects	842,923	7,271	-	-	850,194
Ontario Projects	291,796	(45,435)	-	(224,598)	21,763
Reserve Creek	281,263	332,379	-	-	613,642
Other Projects	224,514	86,335	-	(224,514)	86,335
	$ 10,460,961	$ 5,098,845	$ (427,655)	$ (443,549)	$ 14, 688,602

FOR THE FIFTEEN-MONTH PERIOD ENDED OCTOBER 31, 2004

Project	Balance July 31, 2003	Net Expenditures	Government Grants	Write Down & Recoveries	Balance October 31, 2004
	$	$	$	$	$
Clearwater	4,136,410	2,645,434	(749,803)	-	6,032,041
Falconbridge JV	-	1,820,037	-	-	1,820,037
Québec Projects	1,128,508	88,586	-	(248,707)	968,387
New Brunswick Projects	1,373,802	147,044	(10,500)	(667,423)	842,923
Ontario Projects	1,012,027	(1,692)	-	(718,539)	291,796
Reserve Creek	2,184	279,079	-	-	281,263
Other Projects	365,297	100,397	-	(241,180)	224,514
	$ 8,018,228	$ 5,078,885	$ (760,303)	$ (1,875,849)	$ 10,460,961

7. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The following is a breakdown of mining properties and deferred expenditures by type for the Company's significant projects for the years ended October 31, 2006 and October 31, 2005 and the fifteen-month period ended October 31, 2004.

Project	Balance Oct. 31, 2005	Drilling & Assays	Technical Surveys	Project Acquisition	Grants & Write Downs	Total	Balance Oct. 31, 2006
	$	$	$	$	$	$	$
Clearwater	6,822,379	996,288	88,724	20,188	(1,761,647)	(656,447)	6,165,932
Falconbridge JV	3,284,686	45,714	47,823	22,234	-	115,771	3,400,457
Azimut C	565,086	15,139	79,587	44,437	-	139,163	704,249
Azimut D	560,132	50,762	213,119	47,762	-	311,643	871,775
Eléonore South	-	398,978	1,097,735	-	-	1,496,713	1,496,713
Ruby Hill	409,029	514	41,194	122,419	-	164,127	573,156
Reserve Creek	613,642	247	7,981	14	(621,884)	(613,642)	-
Other	2,433,648	52,947	1,049,140	67,479	(205,576)	963,990	3,397,638
Total	$ 14,688,602	$ 1,560,589	$ 2,625,303	$ 324,533	$ (2,589,107)	$ 1,921,318	$ 16,609,920

Project	Balance Oct. 31, 2004	Drilling & Assays	Technical Surveys	Project Acquisition	Grants & Write Downs	Total	Balance Oct. 31, 2005
	$	$	$	$	$	$	$
Clearwater	6,032,041	451,856	251,359	514,778	(427,655)	790,338	6,822,379
Falconbridge JV	1,820,037	881,612	569,463	13,574	-	1,464,649	3,284,686
Azimut C	-	52,259	449,354	63,473	-	565,086	565,086
Azimut D	-	30,933	479,259	49,940	-	560,132	560,132
Ruby Hill	-	32,048	331,052	45,929	-	409,029	409,029
Reserve Creek	281,263	3,656	265,723	63,000	-	332,379	613,642
Other	2,327,620	50,847	387,717	111,013	(443,549)	106,028	2,433,648
Total	$ 10,460,961	$ 1,503,211	$ 2,733,927	$ 861,707	$ (871,204)	$ 4,227,641	$ 14,688,602

Project	Balance July 31, 2003	Drilling & Assays	Technical Surveys	Project Acquisition	Grants & Write Downs	Total	Balance Oct. 31, 2004
	$	$	$	$	$	$	$
Clearwater	4,136,410	1,559,433	247,576	838,425	(749,803)	1,895,631	6,032,041
Falconbridge JV	-	-	1,748,354	71,683	-	1,820,037	1,820,037
Reserve Creek	2,184	9,859	212,920	56,300	-	279,079	281,263
Other	3,879,634	113,471	110,253	100,111	(1,875,849)	(1,552,014)	2,327,620
Total	$ 8,018,228	$ 1,682,763	$ 2,319,103	$ 1,066,519	$ (2,625,652)	$ 2,442,733	$ 10,460,961

a) Clearwater Project

Eastmain holds 100% interest, subject to a 2% Net Smelter Return Royalty payable to SOQUEM, Clearwater Project, located in Québec. To acquire SOQUEM's project interest, Eastmain made cash payments of $1.0 million and issued 1,500,000 common shares and 500,000 share-purchase warrants to SOQUEM. The share-purchase warrants were exercisable at a price of $2.00 on or before September 2006. These share-purchase warrants expired unexercised. Eastmain has the option to purchase one-half of SOQUEM's 2% Net Smelter Return Royalty for $1 million.

7. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

b) Falconbridge JV, (formerly Noranda) MegaTEM Project

Eastmain acquired an option to earn a 65% interest in the MegaTEM project by funding $1.9 million in work expenditures on or before December 2005 (completed). Falconbridge Limited ("Falconbridge") (formerly Noranda Inc.) has the option to increase its 35% interest in any base metal discovery to 50% for a period of three years, by funding two times Eastmain's total expenditures or not less than $5 million. If Falconbridge backs-in, it is also required to complete a cash placement equal to the total expenditures of Eastmain, calculated at a price per share equal to 1½ times Eastmain's share price.

c) Azimut Blocks C and D Projects

The Company and Azimut Exploration Inc. ("Azimut") completed the signing of two letters of agreement for two claim blocks, C and D of the Opinaca Property currently held by Azimut. According to the agreements, Eastmain can acquire 50% interest in the properties during a five-year period and may acquire an additional 15% interest upon delivery of a bankable feasibility study.

Under the terms of the agreement, Eastmain can earn a 50% interest in Block C from Azimut during a five-year period through total cash payments of $160,000 and the issuance of 30,000 common shares of the Company. Eastmain has made cash payments of $75,000 and issued 30,000 common shares of Eastmain Resources Inc. to Azimut. The Azimut C agreement also required total work expenditures of $2.7 million, of which an aggregate of $600,000 was required to be completed prior to the second anniversary of the agreement. On April 26th, 2006 Eastmain, Azimut and Goldcorp Inc. formed a 3-Way Joint Venture by combining Azimut's mining claims from the Opinaca C Block and selected mining claims from Goldcorp's Éléonore claim block to create a new property, referred to as the Éléonore South project. The 3-Way Joint Venture agreement, which supercedes the Azimut Opinaca Block C agreement is described in note 7d.

Eastmain has the option to earn an initial 50% interest in Opinaca Block D from Azimut through total cash payments of $140,000, issuance of 45,000 common shares of the Company, and total work expenditures of $1.9 million over the five-year term of the agreement, of which an aggregate of $500,000 in work expenditures is required to be completed prior to the second anniversary of the agreement. Eastmain has made cash payments of $55,000, issued 45,000 common shares of the Company to Azimut and has exceeded its work expenditure commitments for the second year anniversary.

Initial cash payments for both the Opinaca Block C and Opinaca Block D projects have been made, the agreed upon 75,000 common shares were issued to Azimut July 4, 2005 and exploration expenditure requirements for both agreements have been satisfied.

d) Eléonore South Project

On April 26, 2006 Eastmain, Azimut and Goldcorp formed a 3-Way Joint Venture by combining Azimut's mining claims from the Opinaca C Block and selected mining claims from Goldcorp's Éléonore claim block to create the Éléonore South property. Eastmain has the option to earn a 1/3 interest in the Éléonore South project by completing $4 million in work expenditures over a four-year period and may acquire an additional 7% interest upon delivery of a bankable feasibility study. Eastmain and Azimut have terminated the option on the Azimut C Block. However, under the 3-Way Joint Venture agreement, Eastmain shall maintain the yearly cash payments to Azimut as defined in the original Opinaca C Block option agreement.

e) Ruby Hill Project

On February 17, 2005, the Company acquired 100% interest in certain mineral properties located within the Upper Eastmain River greenstone belt from Ruby Hill Exploration Inc. ("Ruby Hill"). The Company earned 100% interest in the property by making cash payments of $10,000 and issuing 150,000 common shares of the Company to Ruby Hill. The Company must issue an additional 100,000 common shares to Ruby Hill prior to the second anniversary. Upon completion, Ruby Hill retains a 2.5% Net Smelter Return Royalty, subject to a buy-out of 1.5% of the royalty for $1.5 million.

On February 8, 2006, the Company acquired an undivided 50% interest in Ruby Hill Exploration Inc. ("Ruby Hill") in exchange for Eastmain's 50% interest in the Thelon Basin Uranium property. The pre-existing common shares of Eastmain and the 2.5% Net Smelter Return Royalty held by Ruby Hill Exploration Inc. were assigned to the original five Ruby Hill syndicate members. Subsequently, the Company's interest in Ruby Hill was exchanged for shares in Western Uranium Corporation (see note 7j(ii)).

7. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

f) Reserve Creek Project
Eastmain acquired an option to earn a 50% interest in the Reserve Creek project from Slam Exploration Ltd. by completing $1.1 million in work expenditures and by issuing 360,000 common shares of the Company to Slam Exploration Ltd. over a three-year period. The Company has issued 180,000 common shares to Slam Exploration Ltd. to date. The Company has suspended work indefinitely on the project until Slam Exploration Ltd. can demonstrate unrestricted beneficial ownership of the property and unequivocal certainty that mining operations will be permitted without restriction as defined in the Letter Agreement dated October 9, 2003. Since the ownership issue is unlikely to be resolved in the foreseeable future the deferred expenditures related to the project have been written off.

g) Québec Projects - Lac Elmer Project

The Company holds a 50% interest in the Lac Elmer Project, which is located within the Eastmain River area of Québec. Barrick Gold Corporation previously earned a 50% interest from Eastmain in the Lac Elmer Project by funding $1 million in work expenditures.

h) New Brunswick Projects - BHP Agreement (includes Railroad Project)

The Company's 100% interest in lands formerly held by BHP Minerals Canada Ltd in New Brunswick is subject to a 3% Net Smelter Return Royalty. Eastmain has the option to purchase one percent of the Net Smelter Return Royalty for $1 million. In March 2005 BHP Billiton Diamonds Inc. sold the royalty to International Royalty Corporation

i) Ontario Projects - Akweskwa Project

The Company has acquired the Akweskwa Project, located near Timmins, Ontario, subject to a Net Smelter Return Royalty of up to 2.5%. This 752-hectare property includes 9 patented claims optioned from Falconbridge Limited, 7 mining claims optioned from Hanson, 11 mining claims optioned from Bradbrook and 20 mining claims staked by the Company. Eastmain has earned a 50% interest in the Falconbridge claims and 100% interest in the Bradbrook claims.

j) Other

i) Abitibi Extension Project

Dianor Resources Inc. acquired an option to earn an interest in the Abitibi Extension Project over a five-year term in exchange for a total of 500,000 common shares of Dianor Resources Inc. and a minimum $500,000 work commitment. As of October 2006 the Company has received 340,000 shares. Eastmain has the option to back-in with a 30% interest in any diamond prospect and a 50% interest in any base or precious metal prospect. Eastmain retains a 10% carried interest to production on any mineral rights acquired by Dianor within a one-kilometer area of influence.

ii) Thelon Basin

In June 2006, the Company's 50% ownership in Ruby Hill Exploration Inc., representing prospecting permits and mineral claims covering approximately 486,000 acres in the Thelon Basin of Nunavut and the Northwest Territories, and having a book value of $66,680 was exchanged for 508,836 shares in Western Uranium Corporation (WUC: TSX-V). Valued at $763,254 ($1.50 per share) at the date of the exchange, these Western Uranium shares resulted in net income to the Company of $696,574. The shares of Western Uranium Corporation were subject to a hold period of four months, which expired in October 2006.

8. CAPITAL STOCK

	Shares		Amount
Issued and outstanding, October 31, 2004	45,587,678	$	17,970,508
Issued for Reserve Creek Project option	90,000		63,000
Private placement (i)	4,300,000		3,010,000
Warrant valuation (i)			(137,600)
Cost of issue – warrants (i)			(17,362)
Exercise of warrants – cash	500,000		225,000
Exercise of warrants – Black-Scholes valuation			78,000
Exercise of stock options	325,000		117,000
Issued for option payment for Ruby Hill Property	50,000		30,500
Issued for acquisition of Azimut Blocks C and D	75,000		32,400
Flow-through tax effect (v)			(1,083,600)
Cost of issue – cash			(181,530)
Issued and outstanding, October 31, 2005	50,927,678	$	20,106,316

8. CAPITAL STOCK (continued)

	Shares	Amount
Issued and outstanding, October 31, 2005	50,927,678	$ 20,106,316
Private placement (ii)	1,813,526	1,015,576
Warrant valuation (ii)		(111,532)
Cost of issue – Black-Scholes valuation (ii)		(15,862)
Private placement (iii)	8,450,000	4,225,000
Warrant valuation (iii)		(680,225)
Cost of issue – Black-Scholes valuation (iii)		(77,763)
Private placement (iv)	4,000,000	3,400,000
Cost of issue – Black-Scholes valuation (iv)		(189,000)
Exercise of stock options	150,000	56,250
Exercise of stock options - Black-Scholes valuation		17,025
Flow-through tax effect		(366,725)
Issued for Ruby Hill Property option (v)	100,000	65,500
Cost of issue – cash		(458,980)
Issued and outstanding, October 31, 2006	65,441,204	$ 26,985,580

i) In December 2004, the Company issued 4,300,000 flow-through units at $0.70 per unit for aggregate gross proceeds of $3,010,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.85 per share for a period of 12 months following the closing of the offering.

With respect to the 2,150,000 common share purchase warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%; expected volatility of 58%; risk-free interest rate of 4.5% and an expected life of 12 months. The value of the warrants was calculated to be $137,600. 271,285 broker warrants were also issued with respect to this placement. The Black-Scholes valuation with regard to the broker warrants was $17,362, and was based on the same terms as the 2,150,000 share purchase warrants mentioned above.

ii) In December 2005, the Company issued 1,813,526 flow-through units at a price of $.56 per unit for gross proceeds of $1,015,576. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.65 per share until December 7, 2006. In connection with the private placement, management subscribed for $65,576 of the offering. The agent for the private placement was paid a 5% commission. In addition to the commission, the agent received compensation warrants to purchase 127,232 shares at a price of $0.65 per share until December 7, 2006 (Note 9). The fair value of the share purchase warrants has been estimated using the Black-Scholes pricing option model and is disclosed as a separate item in shareholders' equity. The value assigned to the issue of 1,033,995 warrants was $127,394. The assumptions used for the valuation of the warrants were: dividend yield 0%, expected volatility 61%, risk-free interest rate 3.8% and an expected life of 12 months.

iii) In December 2005 the Company issued 8,450,000 units at a price of $0.50 per unit for gross proceeds of $4,225,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.65 per share until December 28, 2007. The agent for the private placement was paid a 5% commission. In addition to the commission, the agent. received compensation warrants to purchase 483,000 shares (Note 9). The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 61%, risk-free interest rate 3.9% and an expected life of 24 months. The value assigned to the 4,708,000 warrants was $757,988.

iv) In June 2006 the Company issued 2,000,000 units to Goldcorp Inc. at a price of $0.70 per unit and 2,000,000 flow-through units at a price of $1.00 per unit, for total gross proceeds of $3,400,000. Each unit was comprised of one common share and one-half of one warrant. Each flow-through unit was comprised of one flow-through share and one-half of one flow-through warrant. Each common share purchase warrant entitles the holder to purchase one common share in the capital of the Company, at the exercise price of $0.80 per share for a period of one year; each flow-through common share purchase warrant entitles the holder to purchase one flow-through common share in the capital of the Company, at the exercise price of $1.25 per flow-through share for a period of one year (Note 9). The assumptions used for the valuation of the warrants were: dividend yield 0%, expected volatility 67%, risk-free interest rate 4.25% and an expected life of 12 months. The value assigned to the 2,000,000 warrants was $189,000. With this purchase, Goldcorp owns approximately 9.9% of the outstanding common shares of the Company.

8. CAPITAL STOCK (continued)

v) During the year, the Company issued 100,000 common shares to Ruby Hill Exploration Inc. in completion of the Company's agreement to buy Ruby Hill Exploration Inc.'s mining claims in the Eastmain River Belt (215,000 common shares were issued in 2005 for various mining claims).

9. STOCK OPTIONS

The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 5,000,000 common shares may be issued under the Plan from time to time at prices not less than the market price of the common shares at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant. The Company applies the fair value method of accounting for all stock-based compensation awards and accordingly, $461,500 during the year ($659,350 in 2005) was recorded as stock option compensation expense and contributed surplus, for the 1,250,000 options granted during the period (1,750,000 in 2005).

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model applying the following assumptions:

	2006	2005	2004
Dividend yield	0	0	0
Expected volatility	61-63%	88%	100%
Risk free interest rate	3.9-4.25%	4.5%	4.5%
Expected option term - years	2-5	5	5

	Number of Options			Weighted Average Exercise Price		
	2006	2005	2004	2006	2005	2004
Outstanding, beginning of year	2,575,000	1,375,000	1,250,000	$ 0.54	$ 0.44	$ 0.69
Granted during year	1,250,000	1,750,000	600,000	$ 0.69	$ 0.53	$ 0.33
Cancelled or expired during year	(150,000)	(225,000)	(62,500)	$ 0.61	$ 0.37	$ 0.28
Exercised during year	(150,000)	(325,000)	(412,500)	$ 0.38	$ 0.36	$ 0.35
Outstanding, end of year	3,525,000	2,575,000	1,375,000	$ 0.58	$ 0.54	$ 0.44

Compensation expense recorded under the fair value method of accounting was:

2006	$461,500
2005	$659,350
2004	$266,300

Stock options outstanding as at October 31, 2006

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
February, 2007	-	200,000	0.26
November, 2007	28,700	100,000	0.52
July, 2008	26,000	100,000	0.70
October, 2008	136,825	325,000	0.55
January, 2009	67,300	100,000	0.88
November, 2009	340,500	750,000	0.64
February, 2010	30,500	100,000	0.48
April, 2010	198,250	650,000	0.43
June, 2010	44,700	150,000	0.42
November, 2010	28,700	100,000	0.52
January, 2011	378,100	925,000	0.72
	1,279,575	3,500,000	

9. STOCK OPTIONS (continued)

Stock options outstanding as at October 31, 2005

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
May, 2006	-	100,000	0.34
February, 2007	-	200,000	0.26
November, 2007	35,200	125,000	0.34
October, 2008	168,400	400,000	0.55
January, 2009	67,300	100,000	0.88
November, 2009	357,200	750,000	0.64
February, 2010	30,500	100,000	0.48
April, 2010	198,250	650,000	0.43
June, 2010	44,700	150,000	0.43
	901,550	2,575,000	

10. WARRANTS

	Number of Warrants			Weighted Average Exercise Price		
	2006	2005	2004	2006	2005	2004
Outstanding, beginning of year	2,921,285	7,733,095	2,116,769	$1.00	$0.73	$0.54
Granted during year	7,741,995	2,421,285	6,793,095	$0.75	$0.85	$0.76
Cancelled or expired during year	(2,921,285)	(6,733,095)	-	$1.00	$0.67	$0.00
Exercised during year	-	(500,000)	(1,176,769)	$ -	$0.45	$0.54
Outstanding, end of year	7,741,995	2,921,285	7,733,095	$0.75	$1.00	$0.73

For purposes of the warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model applying the following assumptions:

	2006	2005	2004
Dividend yield	0	0	0
Expected volatility	61-67%	58%	75-100%
Risk free interest rate	3.80-4.25%	4.50%	4.50%
Expected option term - years	1-2	5	5

Warrants outstanding as at October 31, 2006

Expiry date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
December, 2006	127,394	1,033,995	0.65
June, 2007	133,000	1,000,000	0.80
June, 2007	56,000	1,000,000	1.25
December, 2007	757,988	4,708,000	0.65
	1,074,382	7,741,995	

10. WARRANTS (continued)

Warrants outstanding as at October 31, 2005

Expiry date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
December, 2006	154,962	2,421,285	0.85
September, 2007	58,500	500,000	2.00
	213,462	2,921,285	

11. SUPPLEMENTARY INFORMATION

2,921,285 warrants expired during the year ended October 31, 2006. The value originally attributed to these warrants has been transferred to contributed surplus.

As at October 31, 2006 contributed surplus is comprised of the following:

Balance beginning of year	$ 2,692,791
Options granted	461,500
Options exercised	(17,025)
Warrants expired	213,462
Balance, end of year	$ 3,350,728

Changes in non-cash working capital items:

	2006	2005	2004
Prepaid and sundry receivables	$ (33,471)	$ (146,313)	$ 6,068
Accounts payable and accrued liabilities	(308,754)	1,061,725	276,718
	$ (342,225)	$ 915,412	$ 282,786

	2006	2005	2004
Cash	$ 2,191,001	$ 76,425	$ 56,426
Cash equivalents	1,812,147	367,092	2,472,384
	$ 4,003,148	$ 443,517	$ 2,528,810

	2006	2005	2004
Cash paid for interest	$ -	$ -	$ -
Cash paid for income tax	$ -	$ -	$ -
Non-cash financing and investing activity Issuance of common shares for exploration properties	$ 65,500	$ 125,900	$ 388,100
Receipt of common shares for deferred exploration Information	$ 68,000	$ 67,200	$ 12,000

12. RELATED PARTY TRANSACTIONS

	2006	2005	2004
Management wages paid to a director	$ 145,000	$ 120,000	$ 120,000
Premises rent paid to a director	$ 12,000	$ 12,000	$ 12,000
Accounts payable to a director	$ 20,212	$ -	$ -
Geological and administrative fees to a private company controlled by the exploration manager of the Company	$ 128,889	$ 98,138	$ 119,414
Accounts payable to the above private company	$ 35,063	$ 27,025	$ -

The transactions were measured at the exchange amount, which is the amount established and accepted by the parties.

13. INCOME TAXES

Provision for income taxes

Income tax recovery varies from the amounts that would be computed by applying the basic combined federal and provincial income tax rate aggregating 36.11% (2005 – 36.11%) to loss before income taxes, as shown in the following table:

	2006	2005
Income tax benefit computed at Canadian statutory rates	$ 315,316	$ 558,384
Non-deductible stock based compensation	(166,648)	(238,091)
Share issue expenses deductible	96,715	66,703
Non-deductible mineral exploration expenses and gains	35,358	(160,165)
Other	(16,533)	(6,949)
Unrecognized losses	(264,208)	(219,882)
Tax benefits renounced to flow-through shareholders	366,725	1,083,600
Future income tax recovery	$ 366,725	$ 1,083,600

Non-capital loss carry forwards

The Company has reported losses of approximately $2,379,396 for income tax purposes that are available to reduce income tax in future years. These losses are available for seven years from the year when incurred if before March 22, 2004 and are available for ten years from the year incurred if incurred after March 22, 2004 and are available for twenty years if incurred after 2005. These losses expire as follows:

2007	$ 17,241
2008	121,659
2009	148,917
2010	398,785
2014	352,194
2015	608,924
2026	731,676
	$ 2,379,396

None of these amounts are reflected in the financial statements due to a full valuation allowance as described in Note 2(k).

Other deductions available

The Company has available deductions of approximately $ 9,088,734 for income tax purposes of various classes of Canadian exploration and development expenses.

14. SUBSEQUENT EVENTS

a) On December 28, 2006 the Corporation completed an offering to management and directors exclusively, consisting of 135,000 flow-through shares at $1.00 per share for aggregate proceeds of $135,000. The shares are subject to a hold period of four months.

b) 523,214 warrants of the Corporation were exercised at $0.65 for aggregate proceeds of $340,089 on December 12, 2006.

c) The Company has completed a letter of intent to purchase the Eastmain Mine in exchange for payment to Campbell Resources Inc. of $2.5 million cash, two million common shares and one million common share purchase warrants. Campbell shall retain a 2% Net Smelter Return Royalty ("NSR") on the Mine Property. Eastmain will have the option to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold. This transaction is subject to regulatory approvals and completion of a definitive agreement

d) In accordance with income tax legislation, the Company renounced $2,135,000 in resource expenditure tax deductions on December 31, 2006 for activities funded by flow-through share arrangements as described in note 2i. The transaction will result in an income tax recovery and an offsetting reduction of share capital of $770.949 in the first quarter of 2006-2007.

15. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these financial statements are as indicated below:

Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

If these financial statements were prepared in accordance with U.S. GAAP, the impact on the balance sheet would be as follows:

	October 31, 2006	October 31, 2005	October 31, 2004
Mining and deferred exploration expenditures under Canadian GAAP	16,609,920	14,688,602	10,460,961
Mining and deferred exploration expenditures under U.S. GAAP	-	-	-
Share capital – common shares under Canadian GAAP	26,985,580	20,106,316	17,970,508
Cumulative future income tax recovery, not included for U.S. GAAP	2,127,325	1,760,600	677,000
Share capital – common shares under U.S. GAAP	29,112,905	21,886,916	18,647,508
Deficit under Canadian GAAP	(6,918,157)	(6,401,720)	(6,401,720)
Mining and deferred exploration expenditures	(16,609,920)	(14,688,602)	(10,460,961)
Cumulative future income tax recovery, not included for U.S. GAAP	(2,127,325)	(1,760,600)	(677,000)
Deficit under U.S. GAAP	(25,655,402)	(22,850,922)	(17,539,681)

In addition, the impact on the statements of loss would be as follows:

	October 31, 2006	October 31, 2005	October 31, 2004
Net loss for the period under Canadian GAAP	(516,437)	(462,743)	(1,769,944)
Mining and deferred exploration expenditures, net	(1,921,318)	(4,227,641)	(2,442,733)
Future income tax recovery, not included for U.S. GAAP	(366,725)	(1,083,600)	(677,000)
	(2,804,480)	(5,773,984)	(4,889,677)
Loss per share under U.S. GAAP	(0.05)	(0.12)	(0.12)
Loss per share under Canadian GAAP	(0.01)	(0.01)	(0.04)
Weighted average number of shares outstanding (Canadian and U.S. GAAP)	59 754 728	48,937,157	42,250,827

MANAGEMENT AND DIRECTORS

Donald J. Robinson, Ph.D., P. Geo
President, CEO, Director

James L. Bezeau, BBA, CMA,
Chief Financial Officer

Catherine I. Butella, B.Sc.
Exploration Manager

Jay Goldman, BA, MBA, LLB
Corporate Secretary

Ian J. Bryans, B.A.*
Director

John A. Hansuld, Ph.D. *
Director

Richard W. Hutchinson, Ph.D.
Director

William L. Koyle *
Director

Neil Hillhouse, Ph.D.
Special Advisor

Chad Steward
Manager Communications

* Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto (North York), Ontario, Canada M2K 2S5

CORPORATE SERVICES

Duguay & Ringler
360 Bay Street, Suite 500
Toronto, Ontario, Canada, M5H 2V6

LEGAL COUNSEL

Goodman & Carr
200 King Street West, Suite 2300
Toronto, Ontario, Canada, M5H 3W5

TRANSFER AGENT

Equity Transfer Services Inc.
200 University Avenue, Suite 400
Toronto, Ontario, Canada M5H 4H1

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

CORPORATE OFFICE

36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

EXPLORATION OFFICE

RR#1, 834572, 4th Line Mono Township
Orangeville, Ontario
Canada L9W 2Y8

CONTACTS

Don Robinson/Cathy Butella

Tel: (519)940-4870 Fax: (519)940-4871
Email: robinson@eastmain.com
butella@eastmain.com

Corporate Communications:

Chad Steward
Tel: (604)669-5026
Email: ircommunications@telus.net

WEBSITE: www.eastmain.com

EASTMAIN RESOURCES INC.
PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
APRIL 25, 2007

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF EASTMAIN RESOURCES INC.

The undersigned shareholder of Eastmain Resources Inc. (the "Corporation") hereby nominates, constitutes and appoints Donald J. Robinson, President and Chief Executive Officer of the Corporation, or failing him, William L. Koyle, Lead Director of the Corporation, as nominee of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 25th day of April, 2007 and at any adjournment or adjournments thereof (the "Meeting"), to the same extent and with the same power as if the undersigned were personally present at the said meeting or any such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW AND ON THE REVERSE SIDE.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1, ON OR BEFORE THE CLOSE OF BUSINESS OF THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF AT WHICH THE PROXY IS TO BE USED, OR BY DELIVERING IT TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME OF VOTING.

The nominees are directed to vote the shares represented by this proxy as follows:

1. **TO VOTE FOR _____ OR TO WITHHOLD FROM VOTING _____** in respect of the election of directors proposed by management, as described in the Management Information Circular dated March 16, 2007;

2. **TO VOTE FOR _____ OR TO WITHHOLD FROM VOTING _____** in respect of the appointment of Stern & Lovrics, Chartered Accountants, as auditors of the Corporation and to authorize the board of directors of the Corporation to fix their remuneration, as described in the Management Information Circular dated March 16, 2007;

3. **TO VOTE FOR _____ OR TO VOTE AGAINST_____** an ordinary resolution (a) authorizing the termination of the Corporation's existing stock option plan; and (b) authorizing a new stock option plan for the

Corporation and setting the number of common shares of the Corporation issuable thereunder at 10% of the total number of common shares issued and outstanding from time to time, substantially in the form of the resolution which is appended as Schedule A to the management information circular accompanying notice of the Meeting; and

4. at the nominee's discretion upon any amendments or variations to matters specified in the notice of the Meeting or upon any other matters as may properly come before the Meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE ANNUAL AND SPECIAL MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1, 2, AND 3, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

THIS PROXY REVOKES AND SUPERSEDES ALL PROXIES OF EARLIER DATE.

DATED this day of , 2007.

PRINT NAME: ______________________________

SIGNATURE: ______________________________

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. Please date this proxy. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4. The proxy ceases to be valid one year from its date.

5. Each shareholder who is unable to attend the Meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

6. If your address as shown is incorrect, please provide your correct address when returning this proxy.

EASTMAIN RESOURCES INC.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 - *Continuous Disclosure Obligations* mandates that Eastmain Resources Inc. (the "Company") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related management's discussion and analysis ("MD&A") and/or interim financial statements and related MD&A (collectively, the 'Statements"), in accordance with the procedures set out in National Instruments 54-101- *Communication with Beneficial Owners of Securities of a Reporting Issuer*. If you wish to receive either or both of the Statements, you must complete this form and forward it to our transfer agent at the following address:

Equity Transfer & Trust Company
Suite 400
200 University Avenue
Toronto, Ontario
Canada M5H 4H1

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements. (Registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank's name.)

****

Please put my name on your Supplemental Mailing List to receive the Statements (as indicated) of Eastmain Resources Inc.

(Please PRINT your name and address)

______________**Interim Financial Statements and MD&A**

______________**Annual Financial Statements and MD&A**

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City) (Province/State)

____
(Postal Code)

Signed: _______________________________________
(Signature of Shareholder)

EASTMAIN RESOURCES INC.

Suite 500, 360 Bay Street

Toronto, Ontario M5H 2V6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders (the "**Meeting**") of Eastmain Resources Inc. (the "**Corporation**") will be held at The Howland Room, the National Club, 303 Bay Street, Toronto, Ontario on Wednesday, the 25th day of April, 2007, at 4:00 p.m. (Toronto time) for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the fiscal year ended October 31, 2006, together with the report of the auditors thereon;
2. to elect directors;
3. to appoint auditors and to authorize the directors to fix their remuneration;
4. to consider, and, if deemed fit, approve a new stock option plan for the Corporation; and
5. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY, AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation's transfer agent and registrar, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 on or before the close of business of the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the time of voting. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario as of the 16th day of March, 2007.

BY ORDER OF THE BOARD

(Signed)

Donald J. Robinson
President

EASTMAIN RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "**Information Circular**") is furnished in connection with the solicitation by management of Eastmain Resources Inc. (the "**Corporation**") of proxies to be used at the annual and special meeting of shareholders of the Company (the "**Meeting**") referred to in the accompanying Notice of Annual and Special Meeting of Shareholders (the "**Notice**") to be held on Wednesday, April 25, 2007, at the time and place and for the purposes set forth in the Notice. **The solicitation is made by the management of the Corporation and will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation. The information contained herein is given as of March 16, 2007, unless indicated otherwise.**

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. **Each shareholder has the right to appoint a person or company, who need not be a shareholder of the Corporation, other than the person named in the enclosed form of proxy to represent such shareholder at the Meeting or any adjournment thereof.** Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the names of management's nominees in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the Corporation's transfer agent and registrar, Equity Transfer & Trust Company at Suite 400, 200 University Ave., Toronto, Ontario, M5H 4H1, not later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or delivering the completed proxy to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either:

1. **by delivering another properly executed form of proxy bearing a later date and depositing it as described above;**

2. **by depositing an instrument in writing revoking the proxy executed by him or her:**

    (a) with Equity Transfer & Trust Company at any time up to and prior to the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

    (b) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof, as applicable; or

3. **in any other manner permitted by law.**

Only a registered shareholder of the Corporation has the right to revoke a proxy. A Non-Registered Holder (as defined below) who wishes to change his, her or its vote must arrange for the Intermediary (as defined below) to revoke the proxy on his, her or its behalf in accordance with the instructions of such Intermediary set out in the voting instructions form.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting or voted against in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS, AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS INFORMATION CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this information circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation shall make a list of all persons who were registered holders of common shares of the Corporation ("**Common Shares**") on March 16, 2007 (the "**Record Date**") and the number of Common Shares registered in the name of each person on that date. There are 69,399,418 Common Shares issued and outstanding as of March 16, 2007. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the day of the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of March 16, 2007, no person beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

NON-REGISTERED HOLDERS

Only registered holders of Common Shares or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of a nominee such as an intermediary (an "**Intermediary**") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the notice of Meeting, supplemental mailing list form, form of proxy in respect of the Meeting and this Information Circular (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in the Meeting Materials, a request for voting instructions (the "**voting instructions form**") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder by the applicable Intermediary. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth information concerning compensation of the President and Chief Executive Officer and the Chief Financial Officer of the Corporation (the "**Named Executive Officers**") for the financial years ended October 31, 2006, 2005 and 2004. The Corporation had no other executive officers whose total salary and bonus amounted to $150,000 or more during its most recently completed financial year.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Options/ SARs [1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP [2] Payouts ($)	
Donald J. Robinson, President, Chief Executive Officer and Director	October 31, 2006	150,000	Nil	Nil	300,000	Nil	Nil	Nil
	October 31, 2005	150,000	Nil	Nil	300,000	Nil	Nil	Nil
	October 31, 2004	120,000	Nil	Nil	100,000	Nil	Nil	Nil
James Lawrence Bezeau, Chief Financial Officer	October 31, 2006 [4]	N/A	Nil	Nil	100,000	Nil	Nil	$16,885
	October 31, 2005 [4]	N/A	Nil	Nil	150,000	Nil	Nil	$8,175
	October 31, 2004 [3][4]	N/A	Nil	Nil	Nil	Nil	Nil	Nil

(1) "SAR" means a right, granted by a company as compensation for employment services or office to receive cash or any issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities. The Corporation has not granted any SARs.

(2) "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. The Corporation does not have an LTIP.

(3) Mr. Bezeau was appointed as Chief Financial Officer of the Corporation on August 1, 2004.

(4) The Corporation has retained the services of Mr. Bezeau on a per diem basis.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth details regarding stock options granted to the Named Executive Officers during the fiscal year ended October 31, 2006.

NEO Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Service Providers and Named Executive Officers in Financial Year	Exercise Price or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant[1] ($ / Security)	Expiration Date
Donald J. Robinson, President, Chief Executive Officer and Director	300,000	46.2%[2]	$0.72 per share	$0.72 per share	January 27, 2011
James Lawrence Bezeau Chief Financial Officer	100,000	15.4%[2]	$0.72 per share	$0.72 per share	January 27, 2011

(1) The market value of the securities underlying the options granted on January 27, 2006 is based on the closing price of the shares underling the options on the date immediately preceding the day of the grant.

(2) An aggregate of 750,000 stock options were granted to service providers and the President and Chief Executive Officer and the Chief Financial Officer of the Corporation during the financial year ended October 31, 2006.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table provides detailed information regarding options exercised by the Named Executive Officers of the Corporation during the fiscal year ended October 31, 2006 and options held by them as at October 31, 2006.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at October 31, 2006		Value of Unexercised In-the-money Options/SARs at October 31, 2006	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Donald J. Robinson, President, Chief Executive Officer and Director	Nil	Nil	850,000	Nil	$92,000[1]	Nil
James Lawrence Bezeau Chief Financial Officer	Nil	Nil	250,000	Nil	$9,000[1]	Nil

Note(s):

(1) The value of "in-the-money" options was calculated using the last traded price of the Common Shares on the Toronto Stock Exchange (the "**TSX**") on October 31, 2006 of $0.61 less the exercise price of "in-the-money" options. "In-the-money" options are options that can be exercised at a profit (i.e., the market value of the Common Shares is higher than the price at which they can be purchased from the Corporation).

The Corporation did not effect any downward pricing of stock options during the fiscal year ended October 31, 2006.

EMPLOYMENT CONTRACTS

The Corporation has entered into an employment agreement with Donald J. Robinson on May 1, 1998 (the "**Employment Agreement**") providing for Dr. Robinson's employment as the President of the Corporation. The Employment Agreement was amended as of November 3, 2004. The Employment Agreement, as revised, provides that the Corporation shall pay to Dr. Robinson a salary of $150,000 per year payable in equal monthly installments commencing with the month of November, 2004, which salary shall be reviewed annually by the Corporation's board of directors (the "**Board**"). In addition, the Corporation agrees to reimburse Dr. Robinson for reasonable out-of-pocket expenses incurred from time to time and to provide Dr. Robinson with a fee of $1,000 per month for the use of his residence as an office. The Employment Agreement also provides that in the event the Corporation terminates the employment of Dr. Robinson within one year of the date in which control of the Corporation changes, the Corporation will pay to Dr. Robinson an amount equal to 200% of his annual remuneration package. Dr. Robinson's employment may otherwise be terminated on 90 days' prior written notice for any reason, or without notice, for cause.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee is comprised of Ian Bryans and John Hansuld, neither of whom is or was formerly an officer or employee of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Corporation's approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Corporation will maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of the Corporation.

The Corporation's compensation arrangements for the Named Executive Officers may, in addition to salary, include compensation in the form of benefits arising from the grant of stock options. To date, compensation of the Named Executive Officers has emphasized cash compensation and option grants, although such emphasis may change for future years should the Board determine it to be appropriate. No bonuses have been paid to either of the Named Executive Officers to date. An aggregate of 400,000 options were granted to the Named Executive Officers during the fiscal year ended October 31, 2006.

Dr. Robinson's compensation as President of the Corporation and Mr. Bezeau's compensation as Chief Financial Officer of the Corporation are both based upon an annual review of the performance of each of Messrs. Robinson and Bezeau, respectively, as well as upon the overall performance of the Corporation. Factors taken into account in this regard include the liquidity of the Common Shares, the development of the Corporation's mineral properties, the Corporation's working capital and the availability of funds for compensation purposes, all of which are considered within the context of the junior nature of the Corporation. The Board has assumed principal responsibility for such review and determination. Existing options held by Named Executive Officers at the time of subsequent option grants are taken into consideration in determining the quantum or terms of any such subsequent option grants.

Dr. Robinson is an executive officer of the Corporation.

PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return of the Common Shares (from July 31, 2001 to October 31, 2006) with the cumulative total return of the S&P/TSX Composite Index for the same period.


500
400
300
200
100
0
July 31, 2001
July 31, 2002
July 31, 2003
October 31, 2004 (1)
October 31, 2005
October 31, 2006
Common Shares
S&P/TSX Composite Index

	July 31, 2001	July 31, 2002	July 31, 2003	October 29, 2004[(1)]	October 31, 2005	October 31, 2006
Common Shares	100	100	100	188	131	169
S&P/TSX Composite Index	100	86	94	115	135	161

Note(s):

(1) The financial year end of the Corporation was changed from July 31 to October 31 effective as of October 31, 2004.

COMPENSATION OF DIRECTORS

During the fiscal year ended October 31, 2006, unrelated outside directors of the Corporation received an annual fee of $6,000 per year plus a fee of $500 for each meeting of the Board or separate committee meeting attended. In addition, directors are reimbursed for travel and other out-of-pocket expenses incurred in attending directors' and shareholders' meetings. Directors are eligible to participate in the stock option plan of the Corporation (the "**Plan**"). As of March 16, 2007 the Corporation had outstanding options to purchase 3,425,000 Common Shares, of which 2,125,000 have been granted to directors and officers of the Corporation.

AUDIT COMMITTEE

Additional information concerning audit committee matters, including the qualifications of members, audit fees paid and the text of the audit committee charter are set forth in the annual information form of the Corporation for the fiscal year ended October 31, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at October 31, 2006. As of such date and as of the date hereof, the Plan is the only equity compensation plan of the Corporation.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,525,000	$0.58	382,500[(1)]
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,525,000	$0.58	382,500[(1)]

SUMMARY OF STOCK OPTION PLAN

The Plan is designed to motivate and retain directors, officers, key employees, and other service providers, and to align their interests with those of the Corporation's shareholders. Participation in the Plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the Plan enables executives, including directors, to develop and maintain a significant ownership interest in the Corporation. All options that have been granted under the Plan have been issued at an exercise price not less than the market price of the Common Shares on the date of the grant.

Long-term incentives for executive officers and directors have been provided through stock options granted under the Plan. As the Corporation is in the growth stage, stock options are used to provide incentives to the directors and executive officers of the Corporation and are intended to be an important part of compensation. The Corporation may amend its stock option policies as it evolves in the future and continues to review the appropriateness of all forms of compensation paid to its directors and executive officers.

The purpose of the Plan is to attract, retain and motivate service providers by providing them with an opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding ten years. The Plan contains no provision for the transformation of stock options into stock appreciation rights. Options may be granted under the Plan by the Board or any committee established for the purpose thereof, only to directors, officers, employees, insiders and other specified service providers. In the event that any optionee who is a service provider ceases to be a service provider for the Corporation for any reason, the optionee will be entitled to exercise his or her options only within a period of 90 days next succeeding such cessation (subject to extension at the discretion of the Board or committee, as applicable), but in no event may any options be exercised following the expiry date thereof. In the event of the death of an optionee during the currency of the optionee's option, such option may only be exercised within a period of one year succeeding the optionee's death (subject to extension at the discretion of the Board or committee, as applicable), up to the expiry date thereof.

The number of Common Shares reserved for issuance to any one person pursuant to the Plan may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The maximum number of Common Shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of Common Shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of Common Shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options granted under the Plan may not be lower than the fair market value of the Common Shares at the time the option is granted. Options issued under the Plan vest at the discretion of the board of directors or committee established for the purpose of administering the Plan, as applicable.

The board of directors or committee, as applicable, may at any time amend or terminate the Plan, but where amended, such amendment will be subject to regulatory approval.

At the Meeting, Shareholders will be invited to cancel the Plan and adopt a new stock option plan for the Corporation. See "Particulars of Matters to be Acted Upon - Approval of New Stock Option Plan".

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 of the Canadian Securities Administrators has set out a series of guidelines for effective corporate governance (the "**Guidelines**"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 ("**NI 58-101**") of the Canadian Securities Administrators requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation's approach to corporate governance in relation to the Guidelines.

The Board of Directors

NI 58-101 defines an "independent director" as a director who has no direct or indirect material relationship with the Corporation. A "material relationship" is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member's independent judgment.

The Board is currently comprised of five members. Mr. Robinson is not considered to be "independent" within the meaning of NI 58-101 as a result of his roles as President and Chief Executive Officer of the Corporation.

Messrs. Bryans, Hansuld, Hutchinson and Koyle are each considered to be "independent" directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the beginning of the fiscal year ended October 31, 2006, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation.

The Board believes that it functions independently of management. To enhance its ability to act independent of management, the Board may meet in the absence of members of management and the non-independent directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

Directorships

Mr. Hansuld also currently serves as a director of Slam Exploration Inc. and Viking Gold Exploration Inc.

Dr. Hutchinson also currently serves as a director of Tri Origin Exploration Limited.

Mr. Koyle also currently serves as a director of Interquest Incorporated.

Mr. Bryans also currently serves as a director of Mayfield Solutions Inc.

The Board held four meetings during the fiscal year ended October 31, 2006. The independent directors also hold separate meetings where necessary at which non-independent directors and members of management are not present. The independent directors held one such meeting during the fiscal year ended October 31, 2006.

Mr. Koyle currently serves as the lead director of the Corporation. In order to ensure that the Board can function independently of management, the independent directors will also, in appropriate circumstances, meet separately from the non-independent director as an ad hoc subcommittee of the Board and appoint a Chairman from among its members. The Board reviews its procedures on an ongoing basis to ensure that it can function independently of management.

The Board does not currently have a Chairman; however, the President of the Corporation acts as Chairman at each meeting as he is primarily responsible for setting the agenda and is generally most familiar with the matters to be considered. Given the nature of the business of the Corporation, the size of the Board, the fact that the remaining directors are independent directors and the President's familiarity with the Corporation's ongoing financial activities, the Board considers it appropriate that the President act as Chairman of the Board. Mr. William Koyle was appointed as the lead director of the Corporation as of March 11, 2005.

The information set forth below reflects the attendance of each director of the Corporation at each meeting of the Board and the various committees thereof during the fiscal year ended October 31, 2006.

Name	Board of Directors Meetings (4 in total)	Audit Committee Meetings[1] (4 in total)
Donald J. Robinson	4	N/A
Richard W. Hutchinson	4	N/A
Ian Bryans	4	4
John A Hansuld	4	4
William L. Koyle	4	4

Notes:

(1) Two members of the Audit Committee also perform the functions of the Compensation Committee.

Board Mandate

The mandate of the Board is to supervise the management of the business and affairs of the Corporation. The Board has plenary power (that is, any responsibility which is not delegated to senior management or to committees of the Board remains with the Board) and, as part of its overall stewardship responsibility, assumes responsibility for the following matters:

(a) *Adoption of a Strategic Planning Process*

The Board is charged with taking an early, active and direct role in the strategic planning process, including considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation; however, the Board takes an active role in reviewing projects and statements of corporate direction with supporting plans for implementation on a regular basis. In addition, the Board monitors the success of management in implementing and adhering to approved objectives, budgets and strategies.

(b) *Identification of the Principal Risks of the Corporation's Business and Ensuring the Implementation of Appropriate Systems to Manage These Risks*

Mineral exploration is inherently unpredictable. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements.

The Board has identified the principal risks of the Corporation to be:

(i) the price of various metals in the international markets;
(ii) the affect those prices have on the ability of the Corporation to raise the financing required to carry out its exploration activities; and
(iii) the success of the Corporation's exploration activities.

The Board has assigned the responsibility for monitoring these risks to the President of the Corporation. The directors regularly review all activities of the President at meetings of the Board.

(c) *Succession Planning Including Appointing, Training and Monitoring Senior Management*

The Board makes all appointments of senior officers and monitors their performance. Responsibility for succession, planning, training and management development has been lodged with the Board as a whole.

(d) *A Communications Policy for the Corporation*

The Board has adopted a communications policy which requires the Corporation to disseminate all material results of its ongoing business, exploration activities and financial operations on a regular and timely basis. Most of the Corporation's communications with its shareholders are reviewed by the Board, including annual financial statements, annual reports, management's discussion and analysis of operating results, quarterly results and management's comments thereon, proxy solicitation materials and press releases relating to material changes.

(e) *The Integrity of the Corporation's Internal Control and Management Information Systems*

Board approval is required for any management decisions which may have a significant impact on the Corporation (a threshold of $100,000 is used for this purpose) including material acquisitions and dispositions, capital budgets, debt and equity financings, changes to compensation programs and property acquisitions and divestitures. Due to the small size of the Board, the directors have determined that it would be appropriate for most of these issues to be considered by the Board as a whole rather than by committee. Accordingly, the only permanent committees of the Board are the Audit Committee (which has been formed to review the Corporation's financial reporting and to monitor the Corporation's internal controls and financial information systems) and the Compensation Committee.

Generally, the Board meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board may meet from time to time when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.

Position Descriptions

Given the small size of the Corporation's infrastructure and the existence of only three officers and five directors, the Board does not feel that it is necessary at this time to formalize position descriptions or corporate objectives for either the Chairman, the Chief Executive Officer or the chairman of the subcommittees of the Board, in order to delineate their respective responsibilities.

The Board responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the President and management. In addition to those matters which must be approved by the Board by law, significant business activities and actions proposed to be taken by the Corporation are subject to Board approval.

Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Corporation, annual financial statements, major acquisition and disposal transactions, major financing transactions involving the issuance of shares, flow-through securities and the like, acquisitions of properties, long-term contracts with significant cumulative financial commitments, appointment of senior executive officers, benefit plans, stock option plans, issuance of stock options and succession plans are all subject to approval of the Board or, where appropriate, a duly authorized committee of the Board.

In addition, the Board is responsible for overseeing the strategic direction of the Corporation, monitoring the performance of the Corporation's assets and assessing opportunities for and risks affecting the Corporation's business and assessing means to effectively deal with the Corporation's business.

Orientation and Continuing Education

The Corporation currently has an informal orientation and education program for new members of the Board in order to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board. In particular, new directors receive copies of Board materials and all materials regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The Board encourages the continuing education of its directors as it deems appropriate.

Ethical Business Conduct

The Board as a whole is responsible for the Corporation's approach to corporate governance issues.

The Corporation has adopted a formal code of ethics to govern the activities of the directors, officers and employees of the Corporation and to promote a culture of integrity. A copy of the code of ethics maybe obtained by contacting the President of the Corporation. The Board is responsible for monitoring compliance with the code of ethics. In the event that a director or executive officer has a material interest in any transaction being considered by the Board, any such conflict will also be subject to and governed by procedures prescribed by the *Business Corporations Act* (Ontario) (the "OBCA") which require a director or officer of a corporation experiencing such a conflict to disclose his interest and refrain from voting on any such matter unless otherwise permitted by the OBCA.

Nomination of Directors

Due to the Board's size and the fact the Board is comprised of a majority of independent directors, the Board as a whole determines nominations to the Board. Nominations are generally the result of recruitment efforts by each of the members of the Board and informal and formal discussions among the members of the Board.

Compensation

Effective January, 2005, independent directors of the Corporation received an annual fee of $6,000 per year plus a fee of $500 for each meeting of the Board or separate committee meeting attended. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending directors' and shareholders' meetings. In addition, directors are entitled to participate in the Plan.

The Board periodically reviews the compensation paid to directors and officers based on such factors as time commitment, fees paid by comparable companies in the industry in North America, level of responsibility and the Corporation's current position as an exploration company with no regular revenues from operations. The Board believes this determination to be an objective process as the Board is comprised of a majority of independent directors.

Other Board Committees

The Board currently has no subcommittees other than the Audit Committee and the Compensation Committee. The functions of the Compensation Committee are performed by two members of the Audit Committee. Due to the size of the Corporation and the fact that the Board is comprised of a majority of "independent" directors, all other matters are considered by the Board as a whole.

Assessments

Based on the nature of the business of the Corporation and size of the Board, the Board reviews, on an ongoing basis, the effectiveness of the Board as a whole and the Audit and Compensation Committees and the contribution and effectiveness of individual directors.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, none of the directors or executive officers of the Corporation, no nominee for election as a director of the Corporation ("**Nominee**"), none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION

No executive officer, director, proposed Nominee, or any associate of any of the foregoing persons, is or at any time during the most recently completed financial year of the Corporation was, indebted to the Corporation or any of its subsidiaries, or had any of its indebtedness to another entity during such period be the subject to a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other transactions carried out in the ordinary course of business of the Corporation, none of the directors, proposed Nominees for election as directors or executive officers of the Corporation, or any person or company beneficially owning, directly or indirectly, voting securities or exercising control or direction over voting securities, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding Common Shares, nor any associate or affiliate of any of the foregoing had since November 1, 2005 (being the commencement of the Corporation's last completed financial year), any material interest, direct or indirect, in any transaction or in any proposed transaction, which materially affected or would materially affect the Corporation or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Financial Statements

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended October 31, 2006 together with the auditor's report thereon.

2. Election of Directors

The articles of the Corporation provide that the Board may consist of a minimum of three and a maximum of ten directors, to be elected annually. Each director is elected to hold office until the next annual meeting of shareholders, or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the by-laws of the Corporation. At the Meeting, shareholders will be asked to elect five directors to the Board. On any ballot that may be called for in the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled for the proposed Nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the Common Shares be otherwise voted or withheld from voting in respect of the election of directors. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees at their discretion.

The following table sets out the name of each of the Nominees proposed to be nominated for election as a director, all positions and offices in the Corporation held by each of them, the principal occupation or employment of each of them for the past five years, the year in which each was first elected a director of the Corporation (where applicable) and the approximate number of Common Shares that each has advised are beneficially owned (directly or indirectly) or subject to his or her control or direction:

Name and Residence	Position with Corporation	Period of Service as a Director	Present Principal Occupation, Business or Employment if Different from Office Held	Number of Common Shares Beneficially Owned, Controlled or Directed
Donald J. Robinson [3] Ontario, Canada	President, Chief Executive Officer and Director	Since November, 1994	N/A	1,338,550
Ian Bryans [1][2] Ontario, Canada	Director	Since April 2005	President and owner of CP Management Solutions, a business consultancy to the consumer products industry	35,000
John Hansuld [1][2][3] Ontario, Canada	Director	Since November, 1986	Chairperson of Slam Exploration Ltd., mineral exploration company and Viking Gold Exploration Inc., a mineral exploration company	36,429
Richard W. Hutchinson [3] Ontario, Canada	Director	Since January, 1995	Professor Emeritus of the Colorado School of Mines	90,000
William Koyle [1][4] Ontario, Canada	Director	Since November, 2004	Chairman of Interquest Incorporated, an investment finance and resource development company	116,500

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) During 2002, Messrs. Robinson, Hansuld and Hutchinson who were directors and/or officers of the Corporation at the time discovered that the Corporation was subject to an outstanding cease trade order in the province of Quebec resulting from the failure of prior management to file financial statements with the securities regulatory authority in that province. The Corporation has since filed its outstanding financial statements in the Province of Quebec, and the cease trade order was rescinded on August 26, 2002.

(4) In 1997, Mr. Koyle was a director of American Sensors Inc., which applied for creditor protection under the Companies Creditors Arrangement Act in March, 1997. In August 1997, American Sensors Inc. was placed into receivership by the Ontario Superior Court and was assigned into bankruptcy by its Receiver in September 1997.

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The management representatives named in the attached form of proxy intend to vote the Common Shares represented by such proxy in favour of the election of the Nominees listed in this information circular unless a shareholder specifies in the proxy that his or her Common Shares are to be withheld from voting in respect of such resolution.

3. Appointment of Auditors

The directors propose to nominate Stern & Lovrics, Chartered Accountants, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders.

In the past, the directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

In order to appoint Stern & Lovrics, Chartered Accountants as auditors of the Corporation to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

The management representatives named in the attached form of proxy intend to vote in favour of the appointment of Stern & Lovrics, Chartered Accountants as auditors of the Corporation and in favour of authorizing the directors to fix the remuneration of the auditors, unless a shareholder specifies in the proxy that his or her Common Shares are to be withheld from voting in respect of the appointment of auditors and the fixing of their remuneration.

4. Approval of New Stock Option Plan

The Plan is designed to motivate and retain directors, officers, key employees, and other service providers, and to align their interests with those of the Corporation's shareholders. The Plan permits the grant of up to 5,000,000 options net of expired or cancelled options issued pursuant to previous option grants. An aggregate of 4,767,500 options (representing 7.07% of the issued and outstanding Common Shares as of March 16, 2007) have been granted under the Plan which have not expired or been cancelled, of which 1,342,500 options (representing 1.99% of the issued and outstanding Common Shares as of March 16, 2007) have been exercised to date. Accordingly, 3,425,000 Common Shares (representing 5.08% of the issued and outstanding Common Shares as of March 16, 2007) are currently outstanding under the Plan and the Corporation may grant an additional 232,500 options under the Plan. See "Summary of Stock Option Plan" above.

Set forth below is a summary of the 3,425,000 outstanding options under the Plan to purchase Common Shares as at the date of this information circular:

Holder	Number/Type of Shares Under Option	Date of Grant	Expiry Date	Exercise Price
All (three) executive officers and past executive officers of the Corporation, as a group	100,000	October 8, 2003	October 8, 2008	$0.55
	250,000	November 4, 2004	November 4, 2009	$0.64
	350,000	April 15, 2005	April 15, 2010	$0.43
	450,000	January 26, 2006	January 26, 2011	$0.72
All (four) directors and	125,000	October 8, 2003	October 8, 2008	$0.55
	100,000	January 7, 2004	January 7, 2009	$0.88

Holder	Number/Type of Shares Under Option	Date of Grant	Expiry Date	Exercise Price
past directors (who are not also executive officers) of the Corporation, as a group	300,000	November 4, 2004	November 4, 2009	$0.64
	250,000	April 15, 2005	April 15, 2010	$0.43
	200,000	January 26, 2006	January 26, 2011	$0.72
All other employees and past employees of the Corporation as a group	100,000	October 8, 2003	October 8, 2008	$0.55
	200,000	November 4, 2004	November 4, 2009	$0.64
	100,000	February 8, 2005	February 8, 2010	$0.48
	150,000	June 9, 2005	June 9, 2010	$0.42
	50,000	April 15, 2005	April 15, 2010	$0.43
	250,000	January 26, 2006	January 26, 2011	$0.72
	50,000	December 13, 2006	December 13, 2011	$0.75
All consultants of the Corporation as a group	200,000	November 21, 2005	November 21, 2010	$0.52
	100,000	July 20, 2006	July 20, 2011	$0.70
	100,000	November 6, 2006	November 6, 2011	$0.65

The Corporation is proposing to terminate the Plan and approve a new stock option plan for the Corporation (the "**2007 Plan**"), which will authorize for issuance thereunder such number of Common Shares as is equal to 10% of the total number of Common Shares issued and outstanding from time to time. As of March 16, 2007, the Corporation has 67,399,418 Common Shares outstanding. A copy of the 2007 Plan is attached hereto as Appendix I to Schedule A to this Information Circular. The maximum number of Common Shares which may be issued to insiders under the 2007 Plan, together with any other previously established or proposed share compensation arrangements, within any one year period is 10% of the outstanding issue. New amendment procedures have also been added to the 2007 Plan as have been recommended by recent promulgations of the TSX.

At the Meeting, shareholders will be asked to consider, and if thought fit, approve a resolution substantially in the form attached hereto as Schedule A, to terminate the Plan, approve the 2007 Plan, and authorize the issue of up to 10% of the total number of Common Shares issued and outstanding from time to time, under the 2007 Plan (the "**Option Plan Resolution**"). If the Option Plan Resolution is approved, the 3,425,000 options currently outstanding under the Plan will remain outstanding under the 2007 Plan, without amendment to their terms, and the Corporation will be able to issue up to an additional 3,314,941 options under the 2007 Plan (calculated based upon 10% of the issued and outstanding Common Shares as of March 16, 2007, less the number of options currently outstanding under the Plan which will remain outstanding under the 2007 Plan).

Management is of the opinion that the approval of the 2007 Plan would be beneficial to the Corporation as it would provide the Corporation with greater flexibility to grant options and permit the Corporation to continue to attract and retain qualified senior management, directors and other service providers.

The management representatives named in the attached form of proxy intend to vote in favour of the Option Plan Resolution, unless a shareholder specifies in the proxy that his or her Common Shares are to be voted against the Option Plan Resolution.

Approval of the Option Plan Resolution will be obtained if a majority of the votes cast are in favour thereof.

Directors' Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS' VOTE IN FAVOUR OF THE ADOPTION OF THE 2007 PLAN.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and management discussion and analysis for the year ended October 31, 2006. Copies of the Corporation's financial statements and management's discussion and analysis for the year ended October 31, 2006 may be obtained through SEDAR at www.sedar.com or upon written request to the Secretary of the Corporation at Suite 500, 360 Bay Street, Toronto, Ontario, M5H 2V6.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending of it to each director of the Corporation, to the auditors and shareholders of the Corporation and to the appropriate governmental agencies, have been approved by the directors of the Corporation.

DATED as of the 16th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)

Donald J. Robinson
President and Chief Executive Officer

SCHEDULE A

BE IT RESOLVED THAT:

1. all previous stock option plans of the Corporation are hereby terminated;

2. a new stock option plan (the "**2007 Plan**") substantially in the form attached hereto as Appendix I be authorized and approved as the stock option plan of the Corporation;

3. the number of common shares of the Corporation issuable pursuant to the 2007 Plan be set at 10% of the total number of common shares of the Corporation issued and outstanding from time to time, subject to any limitations imposed by applicable regulations, laws, rules and policies; and

4. any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolutions.

APPENDIX I

STOCK OPTION PLAN

OF

EASTMAIN RESOURCES INC.

1. PURPOSE

The purpose of this stock option plan (the "Plan") is to authorize the grant to service providers for Eastmain Resources Inc. (the "Corporation") of options to purchase common shares ("shares") of the Corporation's capital and thus benefit the Corporation by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2. ADMINISTRATION

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the "Committee"). Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Corporation shall grant options under the Plan.

3. SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph 12 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Plan will not exceed such number as is equal to 10% of the total number of shares issued and outstanding from time to time. The total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the outstanding issue. The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Corporation's shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation shall be returned to the optionee.

4. LIMITS WITH RESPECT TO INSIDERS

(a) The maximum number of shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

(b) The maximum number of shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the shares outstanding at the time of the grant (on a non-diluted basis).

(c) Any entitlement to acquire shares granted pursuant to the Plan, any other employer stock option plans, options for services or any other share compensation agreement, prior to the optionee becoming an insider, shall be excluded for the purposes of the limits set out in paragraphs (a) and (b) above.

5. ELIGIBILITY

Options shall be granted only to service providers for the Corporation. The term "service providers for the Corporation" means (a) any full or part-time employee or officer, or insider of the Corporation or any of its subsidiaries; (b) any other person or company engaged to provide ongoing management or consulting services for the Corporation or any entity controlled by the Corporation (any person in (a) or (b) hereinafter referred to as an "Eligible Person"); and (c) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or the spouse, minor children and/or minor grandchildren of such Eligible Person. The terms "insider", "controlled" and "subsidiary" shall have the meanings ascribed thereto in the *Securities Act* (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

6. PRICE

The purchase price (the "Price") for the shares of the Corporation under each option shall be determined by the board of directors or Committee, as applicable, on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed, and where there is no such closing price, "market price" shall mean the average of the most recent bid and ask of the shares of the Corporation on any stock exchange on which the shares are listed. In no event shall the Price be less than the market price on The Toronto Stock Exchange, if the shares of the Corporation are then listed on such exchange.

7. PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 7 and paragraphs 8, 9, 10 and 17 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding ten years. The shares to be purchased upon each exercise of any option (the "optioned shares") shall be paid for in full at the time of such exercise. Except as provided in paragraphs 8, 9, 10 and 17 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Corporation.

8. CESSATION OF PROVISION OF SERVICES

Subject to paragraph 10 below, if any optionee who is a service provider shall cease to be a service provider for the Corporation for any reason (except as otherwise provided in paragraphs 9 or 10) the optionee may, but only within the period of ninety days next succeeding such cessation and in no event after the expiry date of the optionee's option, exercise the optionee's option.

9. DEATH OF OPTIONEE

Subject to paragraph 10 below, in the event of the death of an optionee during the currency of the optionee's option, the option theretofore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding the optionee's death, and in no event after the expiry date of the option. Before expiry of an option under this paragraph 9, the board of directors or Committee, as applicable, shall notify the optionee's representative in writing of such expiry.

10. EXTENSION OF OPTION

In addition to the provisions of paragraphs 8 and 9, the board of directors or Committee, as applicable, may extend the period of time within which an option held by a deceased optionee may be exercised or within which an option may be exercised by an optionee who has ceased to be a service provider for the Corporation, but such an extension shall not be granted beyond the original expiry date of the option. Any extensions of options granted under this Plan are subject to applicable regulatory approval.

11. NON-TRANSFERABILITY OF OPTION

No option granted under the Plan shall be transferrable by an optionee otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

12. ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Plan may contain such provisions as the board of directors or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change.

13. AMENDMENT AND TERMINATION OF THE PLAN

The board of directors may amend the Plan at any time, provided, however, that no such amendment may materially and adversely affect any option previously granted to an optionee under the Plan without the consent of the optionee, except to the extent required by law. Any such amendment shall be subject to the receipt of requisite regulatory approval including, without limitation, the approval of any stock exchange upon which the shares may trade from time to time, provided, however, that no such amendment may: (i) increase the maximum number of shares that may be optioned under the Plan; or (ii) change the manner of determining the minimum Price, unless shareholder and regulatory approval is obtained. Any amendments to the terms of an option granted under the Plan shall also require regulatory approval, including without limitation, the approval of any stock exchange upon which the shares may trade from time to time. For greater certainty, the board of directors may make the following amendments without seeking the approval of the shareholders of the Corporation:

(a) amendments to the Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty;

(b) amendments to the vesting provisions of a security or the Plan;

(c) amendments to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date thereof;

(d) amendments to the Price so long as any reduction does not cause the exercise price to go below the current "market price" (as defined in Section 6) unless such amendment would benefit insiders of the Corporation; and

(e) the inclusion of cashless exercise provisions in the Plan or in any option granted thereunder, which provide for a full deduction of the number of underlying securities from the Plan reserve.

Notwithstanding anything contained to the contrary in this Plan or in any resolution of the board of directors in implementation thereof:

(a) in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the shares or any part thereof shall be made to all or substantially all holders of shares, the Corporation shall have the right, upon written notice thereof to each optionee holding options under the Plan with the approval of the board of directors or Committee:

(i) to permit the optionees to exercise the options granted under the Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionees may participate in such transaction, offer or proposal; and

(ii) to accelerate the time for the exercise of the said options and the time for the fulfilment of any conditions or restrictions on such exercise;

(b) should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the board of directors of Committee, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the board of directors or Committee, as the case may be; and

(c) the board of directors may at any time by resolution amend or terminate this Plan. Where amended, such amendment shall be subject to regulatory approval.

14. EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Corporation.

15. EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan.

16. EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the optioned shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

17. VESTING RESTRICTIONS

Options may, at the discretion of the board of directors or Committee, as applicable, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year during the term of the option.

18. NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

(a) the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or

(b) a third party makes a *bona fide* formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event;

the Corporation shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the board of directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 12 hereof, (i) the board of directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal; and (ii) the board of directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfilment of any conditions or restrictions on such exercise.

For these purposes, an Acceleration Event means:

(a) the acquisition by any "offeror" (as defined in Part XX of the *Securities Act* (Ontario)) of beneficial ownership of more than 50% of the outstanding voting securities of the Corporation, by means of a takeover bid or otherwise;

(b) any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(c) any sale, lease exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation; or

(d) the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation.

19. RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

20. GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

21. EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not been exercised.

22. APPROVAL

The Plan has been approved by the shareholders of the Corporation on October 16, 1996 and by the directors of the Corporation on August 13, 1998, and was amended by the shareholders of the Corporation on January 30, 2003 and on April 14, 2005, and supersedes and replaces all prior stock option plans.

END